Execution Version

SHARE PURCHASE AGREEMENT

BETWEEN:

OSISKO DEVELOPMENT CORP.

OSISKO UTAH LLC

RUBY HOLLOW LLC

- and -

EMERALD HOLLOW LLC

DATED AS OF

January 24, 2022

-ii-

-iii-

-iv-

SHARE PURCHASE AGREEMENT

THIS AGREEMENT (the "Agreement") is made as of January 24, 2022 (the "Effective Date"),

AMONG:

RUBY HOLLOW LLC, a Delaware limited liability company

("Ruby Hollow")

AND:

EMERALD HOLLOW LLC, a Delaware limited liability company

("NewCo", and together with Ruby Hollow, collectively, the "Sellers" and each, a "Seller")

AND:

OSISKO DEVELOPMENT CORP. a body corporate existing under the federal laws of Canada

("Osisko Parent")

AND:

OSISKO UTAH LLC, a Delaware limited liability company

("Osisko Subco", and together with Osisko Parent, collectively, the "Purchasers", and each a "Purchaser")

RECITALS:

A. Ruby Hollow is the registered and beneficial owner of all of the issued and outstanding shares in the capital of 9182357 Canada Ltd., a body corporate existing under the federal laws of Canada ("Canada Ltd.");

B. Ruby Hollow is the registered and beneficial owner of 22,911,708 shares (~22.63%) of the 101,260,889 total shares of issued and outstanding stock of Chief Consolidated Mining Company, a Delaware corporation ("Chief Consolidated");

C. Canada Ltd. is the registered and beneficial owner of 61,089,050 shares (~60.33%) of the 101,260,889 total shares of the issued and outstanding stock of Chief Consolidated;

D. Prior to the Closing Date, certain of the stockholders of Chief Consolidated, other than Canada Ltd. and Ruby Hollow, will transfer their stock of Chief Consolidated to NewCo pursuant to the Rolling Shareholder Transfers;

E. Chief Consolidated is the registered and beneficial owner of 25% of the limited liability company membership interests in Tintic Consolidated Metals LLC ("TCM");

F. TCM holds the TCM Assets pursuant to (i) that certain Framework Agreement dated April 25, 2019 by and among Chief Consolidated, IG Tintic LLC ("IG Tintic") and TCM (the "TCM Framework Agreement"), and (ii) the amended and restated limited liability company operating agreement of TCM dated as of June 13, 2019 and amended on February 11, 2020 (the "TCM JV Agreement") between IG Tintic and Chief Consolidated;

G. Chief Consolidated and TCM own certain assets that will, prior to the Closing, be sold and transferred to NewCo pursuant to the Excluded Assets Sales; and

H. the Purchasers wish to purchase from the Sellers, and each of the Sellers wishes to sell to the Purchasers, the Purchased Securities (as defined below) in order for the Purchasers to obtain an indirect interest, through Chief Consolidated, in the TCM Assets on the terms and conditions set out in this Agreement (the "Acquisition").

NOW THEREFORE, in consideration of the respective covenants and agreements contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Parties (as defined below) agree as follows:

ARTICLE 1

INTERPRETATION

1.1 Defined Terms

Whenever used in this Agreement (including the Recitals to this Agreement) or the Ruby Hollow Disclosure Letter, the following terms have the following meanings:

"Acquisition" has the meaning set out in Recital H;

"Acquisition Proposal" has the meaning set out in Section 12.7(a);

"Affiliate" means any Person which, directly or indirectly, controls, is controlled by or is under common control with another Person, and for the purpose of this definition, "control" (including the correlative meanings, "controlled by" or "under common control") means the power to direct or cause the direction of the management and policies of any Person, whether through the ownership of voting securities, by contract or otherwise;

"Agreement" has the meaning set out on the first page of this Agreement;

"Ancillary Agreements" means, collectively, the TCM APA, the CCMC APA, the Lime Peak Transfer Agreement, NewCo Note #1, NewCo Note #2, the New Framework Agreement, the Merger Agreement, the Burgin Milestone Payment Agreement, the NSR Assignment Agreement, the TCM Deferred Payment Agreement and the Extracted Royalty Payment Agreement;

"Annual Installment Payment" has the meaning set out in Section 2.5(a);

"Anti-Corruption Laws" means: (a) the Corruption of Foreign Public Officials Act (Canada); (b) the Foreign Corrupt Practices Act of 1977 of the United States of America; (c) the Organisation for Economic Co-operation and Development (OECD) Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, 1997; and (d) such other anti- corruption or anti-bribery laws, regulations or requirements applicable to either Corporation or NewCo;

"Anti-Money Laundering Laws" means the anti-money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority to which the Corporation is subject, including the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada);

"Appraisal" means the independent appraisal of the fair market value of the CCMC Excluded Assets, the TCM Excluded Assets, the NSR, the Burgin Milestone Payment, the Extracted Minerals Payment, and the TCM Deferred Payment performed by Newmark Valuation & Advisory as set out in the report entitled "Chief Consolidated Land" dated January 10, 2022, as amended and/or supplemented from time to time prior to the date such Appraisal is delivered to the Purchasers in accordance with Section 6.4;

"Arm's Length" has the meaning ascribed to the term "arm's length" in the Canadian Tax Act;

"Authorization" means, with respect to any Person, any order, certificate, approval, consent, waiver, license, permit (including Environmental Permits), registration, clearance, qualifications or similar authorization of or by any Governmental Authority having jurisdiction over such Person;

"Base Consideration Amount" means Forty-two Million Dollars ($42,000,000);

"Base Purchase Price" has the meaning set out in Section 2.2(a)(ii);

"Burgin Commencement of Production" means the commencement of commercial exploitation of Products extracted or mined from the Burgin Mine, but does not include milling for the purposes of testing or milling by a pilot plant or Products extracted or mined from any mine or property other than the Burgin Mine. Burgin Commencement of Production shall be deemed to have commenced:

(a) if a plant is located on the Burgin Mine, on the first day following the first period of 60 consecutive days during which Products have been extracted or mined from the Burgin Mine at an average rate not less than eighty percent (80%) of the initial design rated capacity of the collective mines, plants and facilities located at the Burgin Mine, or

(b) if no plant is located on the Burgin Mine, on the first day of the month following the first period of 60 consecutive days during which Products extracted or mined from the Burgin Mine have been shipped from the Burgin Mine on a reasonably regular basis for the purpose of earning revenue;

"Burgin Milestone Payment" means an aggregate cash payment equal to Ten Million Dollars ($10,000,000) payable by the Purchasers to the Sellers (or as the Sellers may direct) in accordance with, and subject to the terms and conditions of, the Burgin Milestone Payment Agreement;

"Burgin Milestone Payment Agreement" means the agreement, in a form satisfactory to the Sellers and Purchasers, each acting reasonably, to be entered into by the Sellers and Purchasers on the Closing Date, providing for the payment of the Burgin Milestone Payment by the Purchasers to the Sellers (or as the Sellers may direct), which payment (i) will be contingent upon the Burgin Commencement of Production occurring, and (ii) shall be payable by the Purchasers to the Sellers (or as the Sellers may direct) not later than six months after the Burgin Commencement of Production;

"Burgin Mine" means the lead, silver, and zinc mine historically associated with the Burgin No. 1 Shaft and Burgin No. 2 Shaft and surrounding facilities as described in that certain DOGM Large Mining Permit No. M/049/0062, and includes all mine shafts, drifts, adits, stopes, and other mine workings, tailings ponds, ore stockpiles, waste dumps, and expansions or extensions thereof for the purpose of extracting primarily lead, silver, and zinc mineralization.

"Business" means Chief Consolidated's ownership of its 25% interest in TCM and Chief Consolidated's participation in the capitalization, management and operation of TCM on the terms and conditions set out in the TCM Framework Agreement and the TCM JV Agreement;

"Business Assets" means all of the property and assets of every nature and kind, wherever located, of Canada Ltd. or Chief Consolidated, as applicable, used in connection with the Business (which, for certainty, does not include the Excluded Assets);

"Business Day" means any day other than a day which is a Saturday, a Sunday or a day on which banks in Montreal, Québec and Salt Lake City, Utah are generally not open for business;

"Canada Ltd." has the meaning set out in Recital A;

"Canada Ltd. Governance Documents" has the meaning set out in Section 3.4(b);

"Canada Ltd. Percentage" means the quotient, calculated to four decimal places, obtained when

(i) the number of shares of stock of Chief Consolidated owned by Canada Ltd. immediately prior to the Closing Time, is divided by (ii) the total number of shares of stock of Chief Consolidated owned by Canada Ltd., Ruby Hollow and NewCo immediately prior to the Closing Time, after giving effect to the Rolling Shareholder Transfers;

"Canada Ltd. Shares" means all of the issued and outstanding shares in the capital of Canada Ltd., as described in greater detail in Section 3.7 of the Ruby Hollow Disclosure Letter;

"Canada Ltd. Shares Consideration" has the meaning set out in Section 2.2(b)(i)(B);

"Canadian Tax Act" means the Income Tax Act (Canada);

"CCMC APA" means the asset purchase agreement, in a form satisfactory to the Sellers and Purchasers, each acting reasonably, to be entered into between Chief Consolidated and NewCo prior to the Closing Date, pursuant to which Chief Consolidated will sell and transfer to NewCo, prior to the Closing Date and on the terms and conditions set out in the CCMC APA, the CCMC Excluded Assets on an "as is, where is" basis in consideration for NewCo Note #1;

"CCMC Conversion" means the conversion of Chief Consolidated from an Arizona corporation to a Delaware corporation prior to the Closing Date;

"CCMC Excluded Assets" means the surface estate and water rights owned by Chief Consolidated, Chief Gold Mines, Inc., a Delaware corporation, or Tintic Utah Metals LLC, a Colorado limited liability company, on the Effective Date;

"CCMC Excluded Assets Sale" means the sale by Chief Consolidated of the CCMC Excluded Assets to NewCo pursuant to the CCMC APA;

"CCMC Excluded Assets Value" means the total fair market value, as of December 3, 2021, of the CCMC Excluded Assets as determined in the Appraisal;

"CCMC Governance Documents" has the meaning set out in Section 3.4(a);

"CCMC Subsidiaries" means, the wholly-owned subsidiaries of Chief Consolidated, being each of: (i) Chief Gold Mines, Inc., a Delaware corporation; (ii) Tintic Utah Metals LLC, a Colorado limited liability company; and (iii) Chief Reversion LLC, a Delaware limited liability company, and "CCMC Subsidiary" means any one of such CCMC Subsidiaries;

"Chief Consolidated" has the meaning set out in Recital B;

"Closing" has the meaning set out in Section 9.1;

"Closing Date" means the later of (a) the date that is five Business Days following the day on which the last of the conditions to Closing as set out in Article 8 has been satisfied or waived by the appropriate Party, or (b) such earlier or later date as the Parties may agree upon in writing, but in any event not later than the Outside Date;

"Closing Indebtedness" has the meaning set out in Section 3.16;

"Closing Liabilities" means the Liabilities of Chief Consolidated and the CCMC Subsidiaries immediately prior to the Closing Time, other than any Liabilities that are included in the Closing Indebtedness or Closing Taxes; provided that for purposes of the definition of Merger Consideration, the foregoing reference to Closing Taxes shall be deemed to refer to Estimated Closing Taxes;

"Closing Taxes" means the sum of:

(a) all income Taxes attributable to the Excluded Assets Sales and the grant and transfer of the NSR contemplated by this Agreement , which income Taxes shall be determined as set out in paragraphs (c) through (h) below in this definition of "Closing Taxes"; and

(b) all non-income Taxes payable by TCM in connection with or as a result of the TCM Excluded Assets Sale or grant of the NSR contemplated by this Agreement.

For the purposes of paragraph (a) above, income Taxes attributable to the Excluded Assets Sales and the grant and transfer of the NSR shall be calculated in accordance with paragraphs (c) through (h) below, and the result so obtained shall be deemed to constitute Closing Taxes for all purposes of this Agreement irrespective of the actual income Taxes payable by any Person as a result of the Excluded Assets Sales and the grant and transfer of the NSR:

(c) the amount of any income, gain or loss from the CCMC Excluded Assets Sales shall be equal to the income, gain or loss realized by Chief Consolidated on the CCMC Excluded Assets Sale without regard to any other transactions other than the CCMC Excluded Assets Sales;

(d) the amount of any income, gain or loss from the TCM Excluded Assets Sale and the grant and transfer of the NSR shall be equal to the income, gain or loss realized by TCM on the TCM Excluded Assets Sale and the grant and transfer of the NSR (i) without regard to any other transactions other than the TCM Excluded Assets Sale and the grant and transfer of the NSR, and (ii) as if TCM were an entity regarded as separate from its owner under the US Tax Act;

(e) there shall be deducted from the income or gain determined under paragraph (c) above the amount of any losses that Chief Consolidated would otherwise be entitled to deduct under the US Tax Act in respect of the income or gain realized by Chief Consolidated on the CCMC Excluded Assets Sale;

(f) there shall be deducted, without duplication, from the income or gain determined under (d) above and from the amount, if any, by which the income or gain determined under paragraph (c) above exceeds the amount deducted under paragraph (e) above, the sum of (i) any loss carryforwards that Chief Consolidated would otherwise be entitled to deduct under the US Tax Act in calculating its income for any taxation period prior to 2022, to the extent such loss carryforwards have not been deducted under paragraph (e) above, and (ii) the net losses realized by TCM in its 2021 fiscal period, but only to the extent such losses have not otherwise been allocated to Chief Consolidated and deducted pursuant to clause (i) of this paragraph (f);

(g) the net income or gain determined in accordance with paragraph (f) shall be multiplied by the combined federal and state income tax rate applicable to Chief Consolidated for the fiscal year in which the Closing Date occurs; and

(h) the product obtained in accordance with paragraph (g) shall be deemed, for all purposes of this Agreement, to constitute Closing Taxes described in paragraph (a) above.

"Closing Time" means the time on the Closing Date at which the Closing occurs;

"commercially reasonable efforts" means the efforts that a prudent Person would use to achieve a business result expeditiously and as cost efficiently as possible in similar circumstances;

"Condition" means, with respect to any Person, the condition (financial or otherwise) of the assets, liabilities, operations, activities, earnings, prospects, affairs and financial position of that Person;

"Confidential Information" means any information pertaining to or concerning the Business, the Business Assets, the TCM Assets, the Corporations, TCM, Osisko Subco, Osisko Parent or the Sellers or their respective Affiliates, including, any and all information relating to their respective businesses, affairs, finances, opportunities, projections, customers, suppliers, assets, Liabilities, operations and internal practices, including all: (a) accounting and financial information; (b) all Intellectual Property; (c) corporate, commercial, strategic, regulatory and legal information; and (d) all other information which, by its nature, or by the nature of the circumstances surrounding its disclosure, ought in good faith to be treated as confidential, except that, "Confidential Information" does not include information that: (x) is or was independently developed by a Party or its Representatives without the use of any Confidential Information; (y) is publicly available, other than as a result of a disclosure in contravention of this Agreement or, to the knowledge of a Party or its Representatives, an otherwise improper disclosure; and (z) is made available to a Party or its Representatives on a non-confidential basis from a Third Party, which to the knowledge of such Party or its Representatives, is not subject to an obligation of confidentiality to the other Party in relation to such information;

"Confidentiality and Exclusivity Agreement" means the Confidentiality and Exclusivity Agreement dated August 18, 2021, as amended by a First Amendment to the Confidentiality and

Exclusivity Agreement made effective September 17, 2021 between Chief Consolidated and Osisko Parent;

"Consideration Share Price" has the meaning set out in Section 2.4(b);

"Consideration Shares" means the Osisko Parent Shares comprising, collectively, the Canada Ltd. Shares Consideration, the Ruby Hollow Shares Consideration and the NewCo Shares Consideration;

"Contingent Consideration Value" means the sum of the fair market values of the NSR, the Burgin Milestone Payment, the TCM Deferred Payment, and the Extracted Minerals Payment, each as determined by the Appraisal;

"Contingent Purchase Price" has the meaning set out in Section 2.2(a)(vi);

"Contract" means any oral or written contract, agreement, arrangement, indenture, transaction, lease, license, permission, deed of trust, sales order, purchase order, instrument, understanding, undertaking or other commitment;

"Conversion Rate" means, in relation to the conversion of one currency to United States dollars, the spot rate of exchange for such conversion as quoted by the U.S. Federal Reserve at the close of business on the Business Day that such conversion is to be made;

"Corporate Records" has the meaning set out in Section 3.10;

"Corporations" means, collectively, Canada Ltd. and Chief Consolidated, and "Corporation" means either of them, as the case may be;

"Direct Claim" means a claim for indemnification which originates pursuant to this Agreement and does not involve a Third-Party Claim;

"Dispute" has the meaning set out in Section 12.6;

"DOGM" means the Utah Division of Oil, Gas and Mining;

"Effective Date" has the meaning set out in the preamble of this Agreement;

"Encumbrances" means mortgages, deeds of trust charges, pledges, security interests, liens, royalties, encumbrances, actions, options, rights and claims, adverse interests, acquisition rights of Third Parties, demands and equities of any nature, whatsoever or howsoever arising, and any rights or privileges capable of becoming any of the foregoing;

"Environment" means the natural components of the earth and includes: (a) air, land and water; (b) all layers of the atmosphere; (c) all organic and inorganic matter and living organisms; and (d) the interacting natural systems that include components referred to in subsections (a) to (c) of this definition;

"Environmental Condition" means the presence, Release or threatened Release of any Hazardous Substance first occurring at any time following the Ruby Hollow Acquisition Date and prior to the Joint Venture Date (i) at, on, under, to, or from any real property (including surface or mineral interests) owned, leased or operated by Ruby Hollow or Chief Consolidated, or (ii) as a result of any mining-related activity (including but not limited to exploration, mining, milling, processing, transport of ore or any Hazardous Substance, reclamation, removal or remediation) conducted by, on behalf or at the direction of, Ruby Hollow, Chief Consolidated or any subsidiary thereof during such period;

"Environmental Laws" means all Laws, statutes, regulations, ordinances, by-laws, guidelines, standards and codes, now or hereafter in force or existence in Canada or the United States and elsewhere (whether federal, provincial, territorial, state, municipal or local, including any requirement or obligation under the common law), relating to the protection and preservation of the Environment, occupational health and safety, product safety, product liability, or the manufacture, processing, treatment, use, sale, handling, storage, discharge, disposal, Release or transportation of Hazardous Substances and any and all decommissioning, abandonment or reclamation obligations imposed at any time in connection with a facility;

"Environmental Liabilities" means any losses, damages, Liabilities, injuries, costs, penalties, fines, awards or expenses (including, without limitation, expenses incurred in relation to any investigation, sampling, analysis, reporting or consultant's fees) of any nature or kind whatsoever arising from or under any Environmental Law and consisting of or relating to: (a) any environmental condition, including any matter or condition involving Hazardous Substances (including on-site or off-site contamination, occupational exposure, and regulation of chemical substances or products); (b) fines, penalties, judgments, awards, settlements, Legal Proceedings, damages, losses, claims, demands and costs and expenses of response, mitigation, investigation, remediation, reclamation or inspection arising under any Environmental Law; (c) financial responsibility under any Environmental Law for mitigation, cleanup, removal or remediation of Hazardous Substances; and (d) any other compliance action, corrective action, investigative action or removal or remediation required under any Environmental Law;

"Environmental Permits" includes all orders, permits, certificates, approvals, consents, determinations, registrations and licenses issued by any Governmental Authority under Environmental Laws;

"Estimated Closing Taxes" means an estimate of the Closing Taxes as determined by the Purchasers, acting reasonably, to be provided to the Sellers as soon as reasonably practicable but in any event not more than 45 days after the Effective Date;

"Excess Closing Liabilities" means the amount, if any, by which (i) the sum of the Closing Indebtedness and the Closing Liabilities at the Closing Time, exceeds (ii) the amount of the Osisko Loan;

"Excluded Assets" means, collectively, the CCMC Excluded Assets and the TCM Excluded Assets;

"Excluded Assets Consideration Amount" means the product obtained when (A) the Excluded Assets Value, is multiplied by (B) the Purchased Percentage;

"Excluded Assets Sales" means, collectively, the CCMC Excluded Assets Sale and the TCM Excluded Assets Sale;

"Excluded Assets Sale Agreements" means, collectively, the CCMC APA and the TCM APA;

"Excluded Assets Sale Documents" has the meaning set out in Section 6.8(b);

"Excluded Assets Value" means the sum of the CCMC Excluded Assets Value and the TCM Excluded Assets Value;

"Excluded Taxes" means Closing Taxes, together with any and all other Taxes incurred by Chief Consolidated or TCM as a result of any transactions contemplated herein;

"Extracted Minerals Agreement" means the agreement, in a form satisfactory to the Sellers and Purchasers, each acting reasonably, to be entered into between the Sellers and Purchasers at Closing, pursuant to which the Purchaser agree to pay the Extracted Minerals Payment to the Sellers (or as the Sellers may direct) on the terms and conditions set out in the Extracted Minerals Agreement;

"Extracted Minerals Payment" means a financial right to receive payment equal to 10% of the net smelter returns from the sale or disposition of metals produced and sold from ore extracted from the Trixie Mine since January 1, 2018 and located in stockpiles or tailings (regardless of location) prior to the Closing Date, and which:

(a) has been, prior to the Closing Date, processed at one of either the Burgin VAT leaching or Desert Hawk facilities; or

(b) remains unprocessed for a period of at least 60 days from being extracted from the Trixie Mine, where the primary reason for not prioritizing the processing of such ore is due to its grade or quality

For the avoidance of doubt, in no event shall payment be made under (b) above in respect of high grade ore that is stockpiled for longer than 60 days due to delays associated with the relevant processing plant, whether caused by mechanical failure, human error, force majeure or otherwise;

"Financial Statements" means the unaudited financial statements of Chief Consolidated as at and for the fiscal year ended December 31, 2020, copies of which are set out in Section 3.13 of Ruby Hollow Disclosure Letter;

"Fraud" means actual and intentional common law fraud (not constructive or promissory fraud) under Delaware law, in each case with respect to the making of the representations and warranties made herein (as qualified by the Ruby Hollow Disclosure Letter, as applicable) and any other Ancillary Agreement. For the avoidance of doubt, this definition of "Fraud" requires actual knowledge, not constructive or imputed knowledge.

"Fundamental Representations and Warranties" means, collectively, the representations and warranties made in Sections 3.1 (Corporate Status and Extra-Provincial Registrations of the Corporations), 3.2 (Corporate Authorization and Approval), 3.3 (Execution and Binding Obligation), 3.4 (No Conflict with Constating Documents, Authorizations and Laws), 3.6 (Required Authorizations and Required Consents), 3.7 (Authorized and Issued Capital), 3.8 (No Other Purchase Agreements or Commitments for Securities), 3.9 (Shareholders' Agreements, etc.), 3.11 (Subsidiaries and Other Interests), 3.36 (Environmental Matters), 3.45 (Authority and Approval of Sellers), 3.46 (Execution and Binding Obligation of Sellers), 3.48 (Seller's Ownership of Purchased Securities), 3.49 (Canada Ltd. Ownership of Chief Consolidated), 3.52 (No Other Agreements to Purchase from the Sellers) and 3.53 (No Other Agreements to Purchase from Canada Ltd.);

"GAAP" means:

(a) with respect to Canada Ltd., generally accepted accounting principles for private enterprises (commonly referred to as ASPE) as set out in Part II of the CPA Canada Handbook - Accounting at the relevant time applied on a consistent basis; and

(b) with respect to Chief Consolidated, generally accepted accounting principles, consistently applied in accordance with the past practices of Chief Consolidated, but only to the extent such past practices are in accordance with GAAP in the United States as promulgated by all relevant accounting authorities, as in effect as of the date hereof.

"Governmental Authority" means any: (a) multinational, national, federal, provincial, territorial, tribal, state, municipal, local or other government, governmental or public department, central bank, court, commission, board, ministry, tribunal, bureau, agency or instrumentality, domestic or foreign; (b) subdivision or authority of any of the foregoing; (c) stock-exchange; or (d) quasi- governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"Hazardous Substance" means any pollutant, substance, dangerous substance, toxic substance, hazardous material, hazardous substance, waste, hazardous waste, dangerous good or contaminant, whether natural or artificial, including any other element, compound, chemical mixture, material or substances as defined in or regulated by any Environmental Law now or hereafter in effect and including all breakdown substances, petroleum products (including crude oil or any fraction thereof); and per- and polyfluoroalkyl substances;

"HSR Approvals" has the meaning set out in Section 8.1(l);

"IG Tintic" has the meaning set out in Recital F;

"Indebtedness" means, with respect to any Person: (a) all indebtedness for borrowed money, including all accrued but unpaid interest, penalties, fees and prepayment premiums; (b) all indebtedness owing to Related Parties, including the Sellers; (c) all bank loans and indebtedness owed under any line of credit, credit agreement or facility or evidenced by any note, debenture, bond, mortgage or similar instrument; (d) all capitalized lease obligations; (e) all obligations issued or assumed as the deferred purchase price of property or services (including all obligations under any acquisition agreements for any earn-out, note payable or other contingent payment); (f) all obligations under any currency or interest rate swap, hedge or similar agreement or arrangement (determined as if such instrument were terminated as of the Closing Date); and (g) all guarantees of obligations of another Person of the type described in clauses (a) to (f) of this definition;

"Indemnified Party" means any of the Seller Indemnified Parties or the Purchaser Indemnified Parties that has indemnification rights or benefits under this Agreement;

"Indemnifying Party" means, in relation to an Indemnified Party, a Party that is required to indemnify such Indemnified Party under this Agreement;

"Intellectual Property" means any and all industrial or intellectual property (whether foreign or domestic, registered or unregistered) owned by a Person, licensed to a Person, or used, held for use or practiced in the operation, conduct or maintenance of the business of a Person, as it is currently and has historically been operated, conducted or maintained, including all improvements, modifications, translations, adaptations, refinements, derivations and combinations thereof; and rights related to each of the foregoing;

"Interim Period" means the period from and including the Effective Date and ending at the Closing;

"Joint Venture Date" means June 13, 2019;

"Laws" means the general principles of applicable common law, civil law and equity, and all applicable: (a) laws, statutes, codes, ordinances, decrees, rules, regulations and municipal by-laws; (b) regulatory judgments, orders, decisions, rulings or awards of any Governmental Authority; and (c) to the extent they have the force of law, any policies, guidelines and notices of any Governmental Authority, whether binding on or affecting the Person referred to in the context in which the word is used;

"Legal Proceeding" means any litigation, action, suit, dispute, investigation, inquiry, audit, complaint, claim, demand, arbitration or legal, administrative or other similar matter or proceeding, including by any Governmental Authority, and includes any appeals or applications for review;

"Letter of Intent" means the letter of intent dated October 15, 2021 between Ruby Hollow, Osisko Parent and Chief Consolidated, as may from time to time be amended or extended;

"Liabilities" means any liabilities or obligations of any kind, character or description, whether absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, joint and several, due or to become due, vested or unvested, executory, determined, determinable or otherwise;

"Lime Peak Quarry Property" means the real property more particularly described in Schedule 1.1A;

"Lime Peak Retained Assets" means all metallic mineral rights associated with the Lime Peak Quarry Property;

"Lime Peak Transfer Agreement" means the transfer agreement, in the form attached to the CCMC APA, to be entered into among Chief Consolidated, TCM, and NewCo prior to the Closing Date, providing for the transfer of the Lime Peak Transfer Assets to NewCo and the retention by TCM of the Lime Peak Retained Assets, on the terms and conditions set out therein;

"Lime Peak Transfer Assets" means a 100% ownership interest in the Lime Peak Quarry Property other than the Lime Peak Retained Assets, including, without limitation its non-metallic mineral rights;

"Losses" means any losses, damages, Liabilities, injuries, costs, penalties, fines, awards or expenses (including legal fees disbursements and expenses incurred in relation to any Legal Proceeding) of any nature or kind whatsoever, and Environmental Liabilities;

"Material Adverse Change" means any change, effect, fact, circumstance, occurrence or event that, individually or in the aggregate, is, or could reasonably be expected to be, materially adverse to the business, operations, assets, properties, cash flow, earnings, Liabilities, capitalization, condition (financial or otherwise) or prospects of the Corporation, TCM or the TCM Assets, or that could, or could reasonably be expected to, prevent, materially delay or materially impair the ability of a Party to consummate the Acquisition, other than any change, event, occurrence or effect: (i) affecting the worldwide gold mining industry in general, including changes to commodity prices; (ii) in or relating to general political, economic, financial or capital market conditions generally

(including any reduction in market indices); (iii) in or relating to regulatory accounting requirements; (iv) in or relating to any change in Laws or any interpretation, application or non- application thereof by any Governmental Authority; (v) relating to change in the market trading price of shares of such Person arising from the announcement of the execution of the Agreement or the transactions contemplated hereby or any change event or occurrence excluded from this definition under other prongs; or (vi) resulting from changes in the price of gold, provided, however, that such effect referred to in clause (i) to (iv) and (vi) above does not have a disproportionate effect on that Person and its subsidiaries (taken as a whole) compared to other companies of similar size operating in the mining industry;

"Merger" means the merger of Merger Subco with and into Chief Consolidated following the Closing, pursuant to, and in accordance with the terms and conditions of, the Merger Agreement and Section 6.10;

"Merger Agreement" means the merger agreement, in a form satisfactory to the Sellers and Purchasers, each acting reasonably, to be entered into between Chief Consolidated and Merger Subco at Closing, pursuant to which (i) Merger Subco shall merge with and into Chief Consolidated following the Closing, and (ii) upon the Merger becoming effective, the Non-Rolling Shareholders shall, in accordance with Section 6.11(f), collectively be entitled to receive the Merger Consideration in consideration for all of the stock of Chief Consolidated held by the Non-Rolling Shareholders immediately prior to the effective time of the Merger, all on the terms and conditions set out in the Merger Agreement;

"Merger Consideration" means the aggregate consideration payable by Osisko Subco, Chief Consolidated or Merger Subco, as the case may be, to the Non-Rolling Shareholders pursuant to the Merger Agreement and in accordance with Section 6.11(f), which aggregate consideration shall be equal to the amount by which (i) the sum of (A) the Non-Rolling Shareholder Base Consideration Amount, (B) the Non-Rolling Shareholder Excluded Assets Consideration Amount, and (C) the Non-Rolling Shareholder Contingent Consideration Amount, exceeds (ii) the product obtained when (A) the amount by which (I) the sum of the Closing Indebtedness, Closing Liabilities and Estimated Closing Taxes, exceeds (II) the amount of the Osisko Loan advanced to Chief Consolidated prior to the Closing Date, is multiplied by (B) the Non-Rolling Shareholder Percentage;

"Merger Documents" means the Merger Agreement and all documents executed in connection with the Merger;

"Merger Subco" means a wholly-owned subsidiary to be incorporated by Osisko Subco following the Effective Date for the purposes of effecting the Merger;

"Minority Shareholders" means the shareholders of Chief Consolidated other than Canada Ltd., Ruby Hollow, and NewCo;

"NewCo" has the meaning set out in the description of the Parties on the first page of this Agreement;

"NewCo Capital Contribution" has the meaning set out in Section Error! Reference source not found.;

"NewCo CCMC Stock" means all of the stock of Chief Consolidated owned by NewCo immediately prior to the Closing, after giving effect to the Rolling Shareholder Transfers;

"NewCo Note #1" means the non-interest-bearing promissory note to be issued by NewCo to Chief Consolidated pursuant to the CCMC APA in a principal amount equal to the fair market value of the CCMC Excluded Assets as determined in the Appraisal;

"NewCo Note #2" means the non-interest-bearing promissory note to be issued by NewCo to TCM pursuant to the TCM APA in a principal amount equal to the fair market value of the TCM Excluded Assets as determined in the Appraisal;

"NewCo Percentage" means the quotient, calculated to four decimal places, obtained when (i) the number of shares of stock of Chief Consolidated owned by NewCo immediately prior to the Closing Time is divided by (ii) the total number of shares of stock of Chief Consolidated owned by Canada Ltd., Ruby Hollow and NewCo immediately prior to the Closing Time, in each case after giving effect to the Rolling Shareholder Transfers;

"NewCo Shares Consideration" has the meaning set out in Section 2.2(b)(iii)(B);

"NewCo Structuring" means (i) the completion of the Rolling Shareholder Transfers, and (ii) the completion of the Appraisal to the satisfaction of the Purchasers, acting reasonably;

"New Framework Agreement" means the framework agreement, in a form satisfactory to the Sellers and Purchasers, each acting reasonably, to be entered into among NewCo, Chief Consolidated, TCM, and Osisko Subco prior to the Closing Date, providing for the terms of the commercial relationship between TCM and NewCo in relation to the Excluded Assets;

"Non-Rolling Shareholder Base Consideration Amount" means the product obtained when (A) the Base Consideration Amount, is multiplied by (B) the Non-Rolling Shareholder Percentage;

"Non-Rolling Shareholder Contingent Consideration Amount" means the product obtained when (A) the Contingent Consideration Value, is multiplied by (B) the Non-Rolling Shareholder Percentage;

"Non-Rolling Shareholder Excluded Assets Consideration Amount" means the product obtained when (A) the Excluded Assets Value, is multiplied by (B) the Non-Rolling Shareholder Percentage;

"Non-Rolling Shareholder Percentage" means the quotient, calculated to four decimal places, obtained when (i) the number of shares of stock of Chief Consolidated owned by the Non-Rolling Shareholders immediately prior to the Closing Time is divided by (ii) the total number of shares of stock of Chief Consolidated issued and outstanding immediately prior to the Closing Time;

"Non-Rolling Shareholders" means Minority Shareholders that are not Rolling Shareholders;

"Notice" has the meaning set out in Section 12.10(a);

"NSR" means a 1% net smelter returns royalty on mineral production from the mineral rights held by TCM, to be granted by TCM to the Purchasers pursuant to, and on the terms and conditions set out in, the NSR Agreement;

"NSR Agreement" means the net smelter returns royalty agreement, in a form satisfactory to the Sellers and Purchasers, each acting reasonably, to be entered into by TCM and the Purchasers at the Closing, pursuant to which TCM grants the NSR to the Purchasers on the terms and conditions set out in the NSR Agreement, which shall include the right by TCM, at its option, to repurchase one-half of the NSR for $7,500,000 at any time in the period commencing on the Closing Date and ending at the end of the day on the fifth anniversary of the Closing Date;

"NSR Assignment Agreement" means the net smelter returns royalty assignment agreement, in a form satisfactory to the Sellers and Purchasers, each acting reasonably, to be entered into by the Sellers and the Purchasers at the Closing, pursuant to which the Purchasers agree to assign the NSR and NSR Agreement to the Sellers at the Closing in accordance with Section 2.2(c)(i)(B);

"Ordinary Course" means with respect to an action taken by any Person other than the Corporations, that such action is consistent in nature and scope with the past practices of such Person, and is taken in the ordinary course of the normal day-to-day operations of the business of such Person, provided that any such action is also consistent with customary industry standards; provided, that with respect to the Corporations, Ordinary Couse means, with respect to an action taken by a Corporation, that such action is consistent in nature and scope with the past practices of such Corporation following the Ruby Hollow Acquisition Date, and is taken in the ordinary course of the normal day-to-day operations of the business of such Corporation following the Ruby Hollow Acquisition Date, provided that any such action is also consistent with customary industry standards;

"Osisko Loan" has the meaning set out in Section 6.9;

"Osisko Loan Documents" means, collectively, (i) a non-interest bearing secured convertible promissory note evidencing the Osisko Loan; (ii) a guarantee by Ruby Hollow in favour of the Purchasers with respect to the obligations of Chief Consolidated under or in connection with the Osisko Loan; (iii) a stock pledge by Ruby Hollow of the Ruby Hollow CCMC Stock and the Canada Ltd. Shares in favour of Osisko Subco; (iv) payout statements or the like in respect of any Closing Indebtedness to be paid out by Chief Consolidated using the proceeds of the Osisko Loan pursuant to Section 6.9; and (v) any and all additional agreements, instruments or other documentation contemplated under any of the foregoing, in each case in a form acceptable to the Osisko Parties, to be entered into by the Sellers, as applicable, prior to the advance of the Osisko Loan;

"Osisko Loan Encumbrances" means the Encumbrances arising in connection with the Osisko Loan Documents;

"Osisko Parent" has the meaning set out in the description of the Parties on the first page of this Agreement;

"Osisko Parent Financial Statements" has the meaning set out in Section 4.7;

"Osisko Parent Note" has the meaning set out in Section 2.2(b)(i)(C);

"Osisko Parent Shares" means common shares in the capital of Osisko Parent;

"Osisko Subco" has the meaning set out in the description of the Parties on the first page of this Agreement;

"Osisko Subco Note #1" has the meaning set out in Section 2.2(b)(ii)(C);

"Osisko Subco Note #2" has the meaning set out in Section 2.2(b)(iii)(C);

"Osisko Subco Note #3" means a non-interest-bearing promissory note to be issued by Osisko Subco to NewCo in accordance with Section 6.13(a)(ii) in a principal amount equal to the principal amount of NewCo Note #1;

"Osisko Subco Note #4" means a non-interest-bearing promissory note to be issued by Osisko Subco to NewCo in accordance with Section 6.13(a)(ii) in a principal amount equal to the principal amount of NewCo Note #2;

"Outside Date" means May 31, 2022 or such other date as the Parties may in agree in writing;

"Parties" means Osisko Parent, Osisko Subco, Ruby Hollow and NewCo;

"Permitted Closing Indebtedness" has the meaning set out in Section 3.17;

"Permitted Encumbrances" means: (a) statutory Encumbrances for current Taxes that are not yet due and payable as of the Closing Date; (b) Encumbrances imposed by Law (such as builder's liens, construction liens, repairmen's liens and materialmen's liens) that (i) arise or are incurred in the Ordinary Course to secure amounts that are not yet due and payable as of the Closing Date; and (ii) do not exceed $10,000 in the aggregate; (c) the Osisko Loan Encumbrances; and (d) such Encumbrances listed and described in Section 3.24 of Ruby Hollow Disclosure Letter;

"Person" includes any individual, corporation, limited liability company, unlimited liability company, body corporate, partnership, limited partnership, limited liability partnership, firm, joint venture, syndicate, association, capital venture fund, trust, trustee, executor, administrator, legal personal representative, estate, government, Governmental Authority and any other form of entity or organization, whether or not having legal status;

"Privacy Laws" means all applicable Laws including the Personal Information Protection and Electronic Documents Act (Canada) relating to the collection, use, disclosure and storage of personal information including information such as an individual's address, age, gender, income, family status, citizenship, assets, Liabilities, credit information, personal references and health records, but does not include the name, title, business address or telephone number of an employee;

"Products" shall mean any crude ores and concentrates, dore, unrefined metals, refined metals, and other metals, minerals, or other valuable commodities derived from such crude ores;

"Purchase Price" has the meaning set out in Section 2.2(a), and, for the avoidance of doubt, is comprised of the Base Purchase Price and the Contingent Purchase Price;

"Purchased Percentage" means the quotient, calculated to four decimal places, obtained when (i) the number of shares of stock of Chief Consolidated owned by Canada Ltd., Ruby Hollow and NewCo immediately prior to the Closing Time, after giving effect to the Rolling Shareholder Transfers, is divided by (ii) the total number of shares of stock of Chief Consolidated issued and outstanding immediately prior to the Closing Time;

"Purchased Securities" means, collectively, (i) all of the Canada Ltd. Shares, (ii) all of the Ruby Hollow CCMC Stock, and (iii) all of the NewCo CCMC Stock;

"Purchaser" and "Purchasers" have the respective meanings set out in the description of the Parties on the first page of this Agreement;

"Purchaser Indemnified Parties" means Osisko Parent, Osisko Subco and their respective Affiliates (including from and after the Closing Time, the Corporations, the CCMC Subsidiaries and TCM) and their respective successors, assigns, directors, officers, employees and agents or any of them;

"Purchasers' Counsel" means Bennett Jones LLP;

"Related Parties" means, in reference to any Person: (a) its Affiliates, successors and permitted assigns; (b) any Person with whom the first Person does not (or is deemed to not) deal at Arm's Length; and (c) its Representatives;

"Release" has the meaning prescribed in any Environmental Law and includes any sudden, intermittent or gradual release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction of a Hazardous Substance into the Environment;

"Representatives" means directors, officers, employees, agents, consultants and professional advisors;

"Required Authorizations" has the meaning set out in Section 3.6(a);

"Required Consents" has the meaning set out in Section 3.6(b);

"Rolling Shareholder Transfers" means the transfers by all of the Rolling Shareholders of all of their stock of Chief Consolidated to NewCo prior to the Closing;

"Rolling Shareholders" means those Minority Shareholders immediately prior to the NewCo Structuring who notify NewCo in writing of their agreement to transfer, and who transfer, in each case prior to the Rollover Election Deadline, all of their stock of Chief Consolidated to NewCo in exchange for membership interests in NewCo;

"Rollover Election Deadline" means 12:01 a.m. (Salt Lake City time) on the day that is ten (10) Business Days prior to the Closing Date;

"Ruby Hollow" has the meaning set out in the description of the Parties on the first page of this Agreement;

"Ruby Hollow Acquisition Date" means December 4, 2018;

"Ruby Hollow CCMC Stock" means all of the stock of Chief Consolidated owned by Ruby Hollow immediately prior to the Closing, as described in greater detail in Section 3.7 of the Ruby Hollow Disclosure Letter;

"Ruby Hollow Consideration" has the meaning set out in Section 2.2(b)(ii);

"Ruby Hollow Disclosure Letter" means the disclosure letter delivered by Ruby Hollow to the Purchasers and dated as of the Effective Date;

"Ruby Hollow Percentage" means the quotient, calculated to four decimal places, obtained when (i) the number of shares of stock of Chief Consolidated owned by Ruby Hollow immediately prior to the Closing Time, is divided by (ii) the total number of shares of stock of Chief Consolidated owned by Canada Ltd., Ruby Hollow and NewCo immediately prior to the Closing Time, after giving effect to the Rolling Shareholder Transfers;

"Ruby Hollow Shares Consideration" has the meaning set out in Section 2.2(b)(ii)(B);

"Ruby Hollow's Counsel" means Parr Brown Gee & Loveless;

"Schedules" means, collectively, the schedules attached to this Agreement;

"Securities Act" means the Securities Act (British Columbia) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time;

"Securities Authorities" means the British Columbia Securities Commission and the applicable securities commissions and other securities regulatory authorities in each of the provinces of Canada;

"Securities Laws" means (i) the Securities Act, together with all other applicable provincial securities Laws and (ii) the U.S. Securities Act, in each case together with all rules and regulations and published policies thereunder, as now in effect and as they may be promulgated or amended from time to time;

"Seller" and "Sellers" have the respective meanings set out in the description of the Parties on the first page of this Agreement;

"Seller Base Consideration Amount" means the amount by which (i) the product obtained when (A) the Base Consideration Amount, is multiplied by (B) the Purchased Percentage, exceeds (ii) the sum of (Y) the amount by which the Merger Consideration exceeds the Non-Rolling Shareholder Base Consideration Amount, and (Z) the product of the Excess Closing Liabilities and the Purchased Percentage;

"Seller Base Consideration Cash Amount" means the cash portion of the Seller Base Consideration Amount, which amount shall be equal to (i) Twenty-one Million Dollars ($21,000,000) minus (ii) the sum of (A) the aggregate amount of the Merger Consideration, and

(B) the product of the Excess Closing Liabilities and the Purchased Percentage;

"Seller Base Consideration Shares Amount" means Twenty-one Million Dollars ($21,000,000);

"Seller Indemnified Parties" means each of Ruby Hollow and NewCo and their respective directors, officers, employees and agents (as applicable) or any of them;

"Tax Representations and Warranties" means the representations and warranties made in Section 3.35 (Tax Matters);

"Tax Returns" means all returns, reports, declarations, statements, bills, elections, notices, designations, schedules, forms or written information of, or in respect of, Taxes that are, or are required to be prepared for, filed with or supplied to any Governmental Authority;

"Taxes" means all taxes, assessments, charges, dues, duties, tariffs, rates, imposts, levies and similar charges of any kind levied, assessed or imposed by any Governmental Authority, including all income taxes, including any tax on or based upon net income, gross income, income as specially defined, earnings or profits, windfall profits taxes, gross receipts taxes, withholding or similar taxes, branch taxes, surtaxes, sales taxes, use taxes, ad valorem taxes, value added taxes, excise taxes, carbon taxes or levies, goods and services tax, harmonized sales tax, capital taxes, stamp taxes, occupation taxes, premium taxes, property taxes, occupation taxes, land transfer taxes, mining taxes, environmental taxes, franchise taxes, licence taxes, health taxes, payroll taxes, employment taxes, severance taxes, social security premiums, employment insurance or compensation premiums, Canada Pension Plan premiums, workers' compensation premiums, alternative or add-on minimum taxes, custom duties or charges, together with any interest, penalties or additions thereto and any interest in respect of such penalties or additions, and any liability, including under any agreements or arrangements, for any such amounts imposed by any Governmental Authority in respect of the relevant entity with respect to any other Person including any predecessor of or transferor to the relevant entity;

"TCM" has the meaning set out in Recital E;

"TCM APA" means the asset purchase agreement, in a form satisfactory to the Sellers and Purchasers, each acting reasonably, to be entered into between TCM and NewCo prior to the Closing, pursuant to which TCM will sell and transfer to NewCo, prior to the Closing Time and on the terms and conditions set out in the TCM APA, the TCM Excluded Assets in consideration for NewCo Note #2;

"TCM Assets" means all property and assets of TCM of every nature and kind, wherever located;

"TCM Deferred Consideration Shares" has the meaning set out in Section 2.5(b);

"TCM Deferred Payment" means Twelve and One Half Million Dollars ($12,500,000);

"TCM Deferred Payment Agreement" means the agreement, in a form satisfactory to the Sellers and Purchasers, each acting reasonably, to be entered into by the Sellers and the Purchasers at the Closing, pursuant to which the Purchasers agree to pay to the Sellers (or as the Sellers may direct) the TCM Deferred Payment in accordance with Section 2.5;

"TCM Excluded Assets" means the TCM Transfer Surface Rights and Water Rights;

"TCM Excluded Assets Sale" means the sale by TCM of the TCM Excluded Assets to NewCo pursuant to the TCM APA;

"TCM Excluded Assets Value" means the total fair market value, as of December 3, 2021, of the TCM Excluded Assets as determined in the Appraisal;

"TCM JV Agreement" has the meaning set out in Recital F;

"TCM Retained Surface Rights" means the surface estate in approximately 600 acres within zone 1 as designated by Osisko Parent and set out in Schedule 1.1B;

"TCM Transfer Surface Rights" means the surface estate owned by TCM in Zone 1 excluding the TCM Retained Surface Rights;

"Third Party" means any Person other than the Parties and their respective Affiliates;

"Third-Party Claim" means any Legal Proceeding that is initiated, instituted or asserted by a Third Party against an Indemnified Party which entitles such Indemnified Party to make a claim for indemnification under this Agreement;

"Trixie Mine" means the gold-silver mine historically associated with the Trixie Shaft and surrounding facilities as described in that certain DOGM Large Mining Permit No. M/049/0062, and includes all mine shafts, drifts, adits, stopes, and other mine workings, tailings ponds, ore stockpiles, waste dumps, and expansions or extensions thereof for the purpose of extracting primarily gold-silver mineralization;

"TSXV" means to TSX Venture Exchange;

"Umbrella Transactions" means the NewCo Structuring and the Excluded Assets Sales (including the transfer of the TCM Transfer Surface Rights to NewCo, the transfer of the Water Rights by TCM to NewCo, and the transfer of the Lime Peak Transfer Assets), and any transactions implemented in connection therewith;

"US Securities Act" means the United States Securities Act of 1933, as amended;

"US Tax Act" means the United States Internal Revenue Code of 1986, as amended;

"Water Rights" means all waters rights and contractual interests to water listed in Schedule 1.1C; and

"Zone 1" means the property described in Exhibit A to that certain Quit Claim Deed to TCM dated June 8, 2019, and recorded in the Office of the Utah County Recorder as Entry No. 53964:2019 on June 14, 2019.

1.2 Knowledge

(a) Where any matter in this Agreement is expressly qualified by reference to the knowledge of Ruby Hollow and such knowledge relates to:

(i) Canada Ltd. or the Business as conducted by Canada Ltd. then such knowledge will be deemed to mean, the actual knowledge of any one or more of the officers and directors of Ruby Hollow or Canada Ltd., and the knowledge that would have been obtained by any such reasonably prudent person in the position of such Persons following a reasonable inquiry into the relevant subject matter.

(ii) Chief Consolidated or the Business as conducted by Chief Consolidated, then such knowledge will be deemed to mean the actual knowledge of Geoff Stanley or Douglas Meadow, and the knowledge that would have been obtained by any such reasonably prudent person in the position of such Person following a reasonable inquiry into the relevant subject matter.

(iii) TCM, the TCM Assets or the Business as conducted by TCM, then such knowledge will be deemed to mean the actual knowledge of Geoff Stanley or Douglas Meadow.

(b) Where any matter in this Agreement is expressly qualified by reference to the knowledge of the Purchasers then such knowledge will be deemed to mean the actual knowledge of any one or more of the officers and directors of Osisko Parent and the knowledge that would have been obtained by any such reasonably prudent person in the position of such Persons following a reasonable inquiry into the relevant subject matter.

1.3 Schedules and Disclosure Letters

The Schedules and the Ruby Hollow Disclosure Letter are incorporated into this Agreement and form a part of the Agreement.

1.4 Currency

(a) All dollar amounts referred to in this Agreement are stated in the currency of the United States of America unless otherwise indicated.

(b) If, in connection with any Legal Proceeding, it becomes necessary to convert any amount due under the Agreement in one currency into United States currency, then the conversion shall be made at the Conversion Rate on the Business Day immediately preceding the date on which such amount is due

1.5 Interpretation Not Affected by Headings or Party Drafting

The division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and are not to affect the construction or interpretation of this Agreement. The Parties acknowledge that their respective legal counsel have reviewed and participated in settling the terms of this Agreement, and the Parties agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting Party will not be applicable in the interpretation of this Agreement.

1.6 Certain Terms and References

In this Agreement:

(a) the term "including", "includes" and "include" means "including (or includes or include) without limitation";

(b) any reference to a specific Article or Section number refers to the specified Article or Section in this Agreement; and

(c) with respect to calculating a period of time, time periods "within" or "following" which any act is to be done will be calculated by excluding the day on which the period commences and including the day which ends the period, and by extending the period to the next Business Day if the last day of the period is not a Business Day.

1.7 Number and Gender

In this Agreement, unless the context otherwise requires, words importing the singular number include the plural and vice versa. Words importing the use of any gender include all genders, including the neutral gender "it".

1.8 Statutes

Unless otherwise provided for in this Agreement, any reference to a statute in this Agreement refers to such statute and all rules and regulations made under it, as it or they may have been, or may from time to time be, amended, re-enacted or replaced.

ARTICLE 2

PURCHASE AND SALE TERMS

2.1 Purchase and Sale

On the terms and subject to the fulfillment of the conditions in this Agreement, on the Closing Date, effective as of the Closing Time:

(a) Ruby Hollow shall sell, assign and transfer to Osisko Parent, and Osisko Parent shall purchase from Ruby Hollow, the Canada Ltd. Shares;

(b) Ruby Hollow shall sell, assign and transfer to Osisko Subco, and Osisko Subco shall purchase from Ruby Hollow, the Ruby Hollow CCMC Stock; and

(c) NewCo shall sell, assign and transfer to Osisko Subco, and Osisko Subco shall purchase from NewCo, the NewCo CCMC Stock,

in each case free and clear of all Encumbrances, other than the Osisko Loan Encumbrances and the restrictions on transfer, if any, contained in the Canada Ltd. Governance Documents and the CCMC Governance Documents.

2.2 Consideration to Sellers

(a) The total consideration payable by the Purchasers to the Sellers for the sale of the Purchased Securities (the "Purchase Price") will consist of the following:

(i) the Seller Base Consideration Amount;

(ii) the Excluded Assets Value (together with the Seller Base Consideration Amount, the "Base Purchase Price");

(iii) the NSR;

(iv) the TCM Deferred Payment;

(v) the Extracted Minerals Payment, and

(vi) the Burgin Milestone Payment (together with the NSR, the TCM Deferred Payment and the Extracted Minerals Payment, the "Contingent Purchase Price").

(b) The Base Purchase Price shall be paid and satisfied by the Purchasers to the Sellers as follows:

(i) at the Closing, Osisko Parent shall pay to Ruby Hollow that portion of the Base Purchase Price equal to the Canada Ltd. Percentage as follows:

(A) Osisko Parent shall pay to Ruby Hollow in cash an amount equal to the product obtained when (I) the Seller Base Consideration Cash Amount, is multiplied by (II) the Canada Ltd. Percentage;

(B) Osisko Parent shall deliver to Ruby Hollow that number of Osisko Parent Shares equal to the product obtained when (I) the quotient obtained when the Seller Base Consideration Shares Amount is divided by the Consideration Share Price, is multiplied by (II) the Canada Ltd. Percentage (the "Canada Ltd. Shares Consideration"); and

(C) Osisko Parent shall issue to Ruby Hollow a non-interest-bearing promissory note (the "Osisko Parent Note") with a principal amount equal to the product obtained when (I) the Excluded Assets Value, is multiplied by (II) the Canada Ltd. Percentage;

(ii) at the Closing, Osisko Subco shall pay to Ruby Hollow that portion of the Base Purchase Price equal to the Ruby Hollow Percentage as follows:

(A) Osisko Subco shall pay to Ruby Hollow in cash an amount equal to the product obtained when (I) the Seller Base Consideration Cash Amount, is multiplied by (II) the Ruby Hollow Percentage;

(B) Osisko Subco shall deliver, or cause Osisko Parent to deliver, to Ruby Hollow that number of Osisko Parent Shares equal to the product obtained when (I) the quotient obtained when the Seller Base Consideration Shares Amount is divided by the Consideration Share Price, is multiplied by (II) the Ruby Hollow Percentage (the "Ruby Hollow Shares Consideration"); and

(C) Osisko Subco shall issue to Ruby Hollow a non-interest-bearing promissory note (the "Osisko Subco Note #1") with a principal amount equal to the product obtained when (I) the Excluded Assets Value, is multiplied by (II) the Ruby Hollow Percentage; and

(iii) at the Closing, Osisko Subco shall pay to NewCo that portion of the Base Purchase Price equal to the NewCo Percentage as follows:

(A) Osisko Subco shall pay to NewCo in cash an amount equal to the product obtained when (I) the Seller Base Consideration Cash Amount, is multiplied by (II) the NewCo Percentage;

(B) Osisko Subco shall deliver, or cause Osisko Parent to deliver, to NewCo that number of Osisko Parent Shares equal to the product obtained when (I) the quotient obtained when the Seller Base Consideration Shares Amount is divided by the Consideration Share Price, is multiplied by (II) the NewCo Percentage (the "NewCo Shares Consideration"); and

(C) Osisko Subco shall issue to NewCo a non-interest-bearing promissory note (the "Osisko Subco Note #2") with a principal amount equal to the product obtained when (I) the Excluded Assets Value, is multiplied by (II) the NewCo Percentage.

(c) The Contingent Purchase Price shall be paid and satisfied by the Purchasers to the Sellers as follows:

(i) at the Closing, the Purchasers shall:

(A) enter into the NSR Agreement with TCM, providing for the grant of the NSR to the Purchasers; and

(B) enter into the NSR Assignment Agreement, providing for the assignment of the NSR and NSR Agreement to the Sellers (or as the Sellers may direct);

(ii) at the Closing, the Purchasers shall enter into the TCM Deferred Payment Agreement with the Sellers, pursuant to which the Purchasers shall agree to pay to the Sellers (or as the Sellers may direct) the TCM Deferred Payment on the terms and conditions set out in the TCM Deferred Payment Agreement;

(iii) at the Closing, the Purchasers shall enter into the Extracted Minerals Agreement with the Sellers, pursuant to which the Purchasers shall agree to pay to the Sellers (or as the Sellers may direct) the Extracted Minerals Payment on the terms and conditions set out in the Extracted Minerals Agreement; and

(iv) at the Closing, the Purchasers shall enter into the Burgin Milestone Payment Agreement, pursuant to which the Purchasers shall agree to pay to the Sellers (or as the Sellers may direct) the Burgin Milestone Payment on the terms and conditions set out in the Burgin Milestone Payment Agreement.

(d) The Sellers hereby agree that the payment by the Purchasers of the Base Purchase Price in accordance with Section 2.2(b) and the deliveries by the Purchasers on account of the Contingent Purchase Price in accordance with Section 2.2(c) shall constitute payment in full by the Purchasers of the Purchase Price for the Purchased Securities.

2.3 Payment of Cash Consideration

Any cash payments required to be made pursuant to this Article 2 or otherwise pursuant to this Agreement by any Party, including pursuant to Article 10, shall be paid to or as directed by the applicable Party by wire transfer, bank draft or other immediately available funds (subject to applicable Laws).

2.4 Issuance of Consideration Shares

(a) At the Closing, the Purchasers shall deliver, or cause to be delivered, to the Sellers (or as the Sellers may otherwise direct in writing at least two Business Days prior to the Closing Date) share certificates or Direct Registration System Advices representing the Consideration Shares, free and clear of all Encumbrances.

(b) The Consideration Shares issuable to the Sellers (or as the Sellers may otherwise direct) at Closing shall, subject to compliance with all Laws, each be issued at a deemed price per Consideration Share (the "Consideration Share Price") equal to C$4.3183 ($3.4121 using a currency exchange of C$1.2656 to $1.00) being the greater of (i) the 20-day volume- weighted average price of the Osisko Parent Shares on the TSXV for the 20 consecutive trading day period ending on the trading day prior to the date of the public announcement of the Acquisition; and (ii) the lowest price permitted by the TSXV, in each case converted into United States dollars using the Conversion Rate for the Business Day immediately preceding the date of the public announcement of the Acquisition.

(c) The Parties acknowledge and agree that the Consideration Shares and TCM Deferred Consideration Shares will be issued pursuant to exemptions from the prospectus, registration or similar requirements under applicable securities laws. The Parties further acknowledge and agree that the Consideration Shares and TCM Deferred Consideration Shares to be issued hereunder may be subject to a statutory hold period under applicable Securities Laws or any hold periods required by the TSXV and, accordingly, any certificate or written notice delivered to the Sellers (or as the Sellers may otherwise direct) in respect of their ownership of the Consideration Shares or TCM Deferred Consideration Shares, as applicable, shall bear the applicable legend(s) provided for under applicable Securities Laws or as required by the TSXV.

(d) Each of the Sellers acknowledges and consents to:

(i) the fact that the Purchasers are collecting Personal information (as that term is defined under Privacy Laws);

(ii) the Purchasers retaining such Personal information for as long as permitted or required by Legal Requirements or business practices;

(iii) the fact that the Purchasers may be required by applicable securities laws, the rules and policies of any stock exchange or the rules of the Investment Industry Regulatory Organization of Canada to provide regulatory authorities with any Personal information provided by either Seller or the Minority Shareholders in connection with the issuance of the Consideration Shares and TCM Deferred Consideration Shares; and

(iv) the collection, use and disclosure of the Personal information of either Seller by the TSXV.

2.5 TCM Deferred Payment Agreement Terms

The Parties hereby agree that the TCM Deferred Payment Agreement shall include the following terms and conditions:

(a) The Purchasers shall pay to the Sellers (or as the Sellers may direct) the TCM Deferred Payment in five equal annual installments of $2,500,000 (each, an "Annual Installment Payment"). Each Annual Installment Payment shall be paid by Purchasers on the anniversary of the date of the Closing Date.

(b) Each Annual Installment Payment shall, in the sole and absolute discretion of the Purchasers, be in the form of (i) cash, (ii) Osisko Parent Shares (the "TCM Deferred Consideration Shares"), or (iii) a combination of cash and TCM Deferred Consideration Shares. Purchasers shall provide Sellers Notice of the allocation of cash and TCM Deferred Consideration Shares under this Subsection no less than twenty (20) trading days before making the Annual Installment Payment.

(c) Any TCM Deferred Consideration Shares shall, subject to compliance with all Laws, be issued at a deemed price per TCM Deferred Consideration Share equal to the greater of (i) the 20-day volume-weighted average price of the Osisko Parent Shares on the TSXV for the 20 consecutive trading day period ending on the trading day prior to the date of payment of the applicable Annual Installment Payment, and (ii) the lowest price permitted by the TSXV, in each case converted into United States dollars at the Conversion Rate for the Business Day immediately preceding the date of the applicable Annual Installment Payment.

2.6 Allocation of Purchase Price

(a) During the Interim Period, the Purchasers shall determine the allocation of the Purchase Price among the Purchased Securities and the Purchasers shall deliver a written copy of such Purchase Price allocation to the Sellers at least 10 Business Days prior to the Closing Date for the Sellers' review, comment and approval, acting reasonably, which reasonable comments shall be incorporated into the allocation by the Purchasers prior to approval, and once so approved, subject to Section 2.6(b), the Purchasers and the Sellers shall report the sale and purchase of the Purchased Securities for all federal, state, provincial, territorial, regional, local and municipal Tax purposes in a manner consistent with such allocation.

(b) If the Purchase Price allocation as determined pursuant to Section 2.6(a) is disputed by any Governmental Authority for purposes of determining any applicable Taxes, the Parties shall determine whether an adjustment to the Purchase Price allocation shall be made so as to satisfy the requirements of such Governmental Authority. Each of the Sellers, on the one hand, and the Purchasers, on the other hand, agrees to share such information within its possession and control and cooperate to the extent reasonably necessary or requested to facilitate such Purchase Price allocation hereunder and to obtain the endorsement and approval of such Purchase Price allocation by any Governmental Authority and to permit the transactions contemplated by this Agreement to be properly, timely and consistently reported; provided that nothing contained herein shall require any party or its affiliates to contest or to litigate in any forum any proposed deficiency or adjustment by any such Governmental Authority which challenges such Purchase Price allocation. Any adjustment to the Purchase Price allocation in accordance with this Section 2.6(b) shall be final and binding upon the parties.

2.7 Withholding

Each Purchaser shall be entitled to deduct and withhold from the consideration otherwise payable to each Seller pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment in respect of Taxes under any provision of Law. To the extent that amounts are so deducted and withheld by a Purchaser, such amounts shall be treated for all purposes of this Agreement as having been paid to such Seller in respect of which the Purchaser made such deduction and withholding. The parties hereto shall reasonably cooperate, including the provision of information and any additionally necessary certificates or statements, to reduce or eliminate any applicable withholding of Taxes to the extent permitted by applicable Law. Notwithstanding the foregoing, the Purchaser shall not make any withholdings pursuant to the Canadian Tax Act in respect of the purchase and sale of the Canada Ltd. Shares, the Ruby Hollow CCMC Stock and the NewCo CCMC Stock pursuant to the terms of this Agreement.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Each of the Sellers jointly and severally represents and warrants to the Purchasers, and acknowledges and confirms that the Purchasers are relying upon such representations and warranties in connection with the acquisition by the Purchasers of the Purchased Securities, that as of the date hereof and as of the Closing Date:

3.1 Corporate Status of the Corporations and the CCMC Subsidiaries

(a) Each Corporation and each CCMC Subsidiary is a body corporate duly incorporated and validly existing under the laws of its jurisdiction of incorporation. Each Corporation and each CCMC Subsidiary has the necessary corporate power and capacity to own and operate the Business Assets owned by it, and has the necessary corporate power and capacity to carry on the Business as it is now being conducted. The name, jurisdiction of incorporation and the list of directors and officers of each Corporation and the CCMC Subsidiary as set out in Section 3.1(a) of the Ruby Hollow Disclosure Letter are true and complete.

(b) Section 3.1(b) of the Ruby Hollow Disclosure Letter sets out each jurisdiction in which each Corporation and each CCMC Subsidiary is licensed, registered or otherwise qualified to carry on the Business and each Corporation and each CCMC Subsidiary is in good standing in each such jurisdiction, except where the failure to do so would not cause a Material Adverse Change. Section 3.1(b) of the Ruby Hollow Disclosure Letter also sets out all jurisdictions in which each Corporation and each CCMC Subsidiary has carried on the Business since the Ruby Hollow Acquisition Date.

3.2 Corporate Authorization and Approval

Each Corporation and each CCMC Subsidiary has good and sufficient right and authority to enter into all agreements and transactions to which each Corporation is or will be a party in connection with the Umbrella Transactions, including the applicable Ancillary Agreements, to the extent it is or will be a party to them, and to perform all obligations under such agreements and transactions. The board of directors of each Corporation has, or will have by the Closing Time, taken all necessary corporate actions, steps and other proceedings to approve and authorize all transactions contemplated by this Agreement and all applicable Ancillary Agreements, including the transfer of the applicable Purchased Securities to the Purchasers.

3.3 Execution and Binding Obligation

Each of the Ancillary Agreements to which Chief Consolidated is or will be a party and all other agreements to which Chief Consolidated is or will be a party in connection with the Umbrella Transactions, have been, or will be by the Closing Time, duly executed and delivered by Chief Consolidated and each such agreement constitutes, or will at Closing constitute, a legal, valid and binding obligation of Chief Consolidated, enforceable against it in accordance with its terms.

3.4 No Conflict with Governance Documents, Authorizations and Laws

Except as disclosed in Section 3.4 of Ruby Hollow Disclosure Letter, the execution, delivery and performance by Chief Consolidated of each of the Ancillary Agreements and all other agreements to which Chief Consolidated is or will be a party in connection with the Umbrella Transactions, and the completion of the transactions contemplated hereunder and thereunder, will not:

(a) constitute or result in a violation or breach of, or conflict with any term or provision of Chief Consolidated's Articles of Incorporation or Bylaws (as amended from time to time, collectively, the "CCMC Governance Documents"), or permit any Person to exercise any rights under its CCMC Governance Documents;

(b) constitute or result in a violation or breach of, or conflict with any term or provision of Canada Ltd.'s articles, by-laws and other constating documents (as amended from time to time, collectively, the "Canada Ltd. Governance Documents"), or permit any Person to exercise any rights under its Canada Ltd. Governance Documents;

(c) subject to obtaining the Required Authorizations described in Section 3.6(a) of Ruby Hollow Disclosure Letter, constitute or result in a violation or breach of, conflict with, or cause the termination or revocation of, any Authorization held by either Corporation or any CCMC Subsidiary;

(d) result in the creation of any Encumbrance on the Purchased Securities or the Business Assets of either Corporation or CCMC Subsidiary, as applicable; or

(e) result in a breach or violation of any Law.

3.5 No Conflict with Contracts

Except as disclosed in Section 3.5 of Ruby Hollow Disclosure Letter, the execution, delivery and performance by Chief Consolidated of each of the Ancillary Agreements to which Chief Consolidated is or will be a party, all other agreements to which it is or will be a party, in each case in connection with the Umbrella Transactions and the completion of the transactions contemplated by this Agreement, will not, subject to obtaining the Required Consents described in Section 3.6(b) of Ruby Hollow Disclosure Letter:

(a) result in a breach or a violation of, or conflict with any Contract binding on either Corporation or any CCMC Subsidiary or affecting any of the Business Assets; or

(b) give any Person the right to terminate or amend any Contract to which either Corporation or any CCMC Subsidiary is a party, cause the acceleration of any obligations of either Corporation or any CCMC Subsidiary under any Material Contract or result in any additional or more onerous obligation on either Corporation or any CCMC Subsidiary under any Material Contract.

3.6 Required Authorizations and Required Consents

(a) There is no requirement for Ruby Hollow, NewCo, either Corporation or any CCMC Subsidiary to obtain any Authorization from, make any filing with, or give notice to, any Governmental Authority in connection with, or as a condition to, the lawful completion of any of the transactions contemplated by this Agreement, except for the Authorizations, filings and notices set out in Section 3.6(a) of Ruby Hollow Disclosure Letter (the "Required Authorizations").

(b) There is no requirement for Ruby Hollow, NewCo, either Corporation or any CCMC Subsidiary to obtain any consent or approval from, or to give notice to, a party under any Contract to which such Corporation is a party, in connection with, or as a condition to, the lawful completion of any of the transactions contemplated by this Agreement, except for the consents, approvals and notices set out in Section 3.6(b) of Ruby Hollow Disclosure

Letter (the "Required Consents"). Ruby Hollow has provided true and complete copies of all Contracts under which Ruby Hollow, NewCo, either Corporation or any CCMC Subsidiary are obligated to obtain any Required Consents. Each of the Required Consents has been, or will at the Closing Time be, obtained in a form and manner which has been approved by the Purchasers, acting reasonably.

3.7 Authorized and Issued Capital

The authorized, issued and outstanding share capital of each Corporation and each CCMC Subsidiary is set out in Section 3.7 of Ruby Hollow Disclosure Letter. To the knowledge of the Sellers, the Purchased Securities represent all of the issued and outstanding shares in the capital of Canada Ltd. and 22.6264% of the issued and outstanding stock in Chief Consolidated, and in each case are non-assessable and, to the knowledge of the Sellers, have been duly authorized and validly issued in material compliance with: (a) all Laws including applicable Securities Laws; (b) the CCMC Governance Documents or the Canada Ltd. Governance Documents, as applicable; and (c) any agreement to which the applicable Corporation is a party or by which it is bound. To the knowledge of the Sellers, there are no other rights relating to any shares or stock, as applicable in the capital of either Corporation. Canada Ltd. is a "private issuer" within the meaning of such term set out in section 2.4(1) of National Instrument 45-106 - Prospectus Exemptions by the Canadian Securities Authorities/section 73.4(1) of the Securities Act (Ontario).

3.8 No Other Purchase Agreements or Commitments for Securities

Except for the right of the Purchasers to purchase the Purchased Securities under this Agreement and as disclosed in Section 3.8 of Ruby Hollow Disclosure Letter, no Person has any agreement, arrangement, option, understanding or commitment, or any right or privilege (whether by Law, pre-emptive or contractual) capable of becoming an agreement, arrangement, option, understanding or commitment, including a right of conversion or exchange attached to convertible securities, warrants or convertible obligations of any nature, for:

(a) the purchase, subscription, allotment or issuance of, or conversion into, any of the unissued shares or stock, as applicable, or any other securities of either Corporation or any CCMC Subsidiary; or

(b) any share or stock appreciation, phantom share or stock, profit participation or similar rights in either Corporation or any CCMC Subsidiary.

3.9 Shareholders' Agreements, etc.

There are no voting trusts or agreements, pooling agreements, unanimous shareholder agreements, other shareholder agreements, proxies or other agreements or understandings in effect with respect to either Corporation or the Purchased Securities or any CCMC Subsidiary.

3.10 Corporate Records

The corporate records of (a) the Corporations contain (i) the CCMC Governance Documents and the Canada Ltd. Governance Documents, (ii) all of the directors and shareholders written resolutions passed since the Ruby Hollow Acquisition Date and all of the minutes from directors and shareholders' meetings held since the Ruby Hollow Acquisition Date, and (iii) securities registers of the applicable Corporation, and (b) the corporate records of the CCMC Subsidiaries contain (i) the Articles of Incorporation or Bylaws of the applicable CCMC Subsidiary, (ii) all of the directors and shareholders written resolutions passed since the Ruby Hollow Acquisition Date and all of the minutes from directors and shareholders' meetings held since the Ruby Hollow Acquisition Date, and (iii) the securities registers of the applicable CCMC Subsidiary (collectively, the "Corporate Records"). The Corporate Records are complete and accurate. Without limiting the generality of the foregoing, since the Ruby Hollow Acquisition Date: (i) each Corporation and each CCMC Subsidiary has properly passed and filed all amendments to its constating documents and government filings; (ii) each Corporation and each CCMC Subsidiary has properly approved and completed all share issuances and maintained the registers of securities, individuals with significant control (in the case of Canada Ltd.) and share transfer accurately and completely; and (iii) all current and former directors and officers of either Corporation and any CCMC Subsidiary have been elected or appointed (or were removed or resigned, as the case may be) in accordance with all constating documents and Laws.

3.11 Subsidiaries and Other Interests

Except as disclosed in Section 3.11 of Ruby Hollow Disclosure Letter, neither Corporation has any subsidiaries other than TCM and the CCMC Subsidiaries, and neither of the Corporations nor does any CCMC Subsidiary has any interest in any other partnership, corporation or other business organization. As of the date hereof, the TCM Interests are owned 25% by Chief Consolidated and, to the knowledge of Ruby Hollow, 75% by IG Tintic. All of the TCM Interests held by Chief Consolidated are duly authorized, validly issued and fully paid, and, following the Closing Date, all such TCM Interests held by Chief Consolidated will be owned free and clear of all Encumbrances. Except as disclosed in Section 3.11 of the Ruby Hollow Disclosure Letter, there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any Tintic Interests held by Chief Consolidated.

3.12 Partnerships and Joint Ventures

Except as disclosed in Section 3.12 of Ruby Hollow Disclosure Letter, and other than Chief Consolidated's interest in TCM, since the Ruby Hollow Acquisition Date, neither Corporation nor any CCMC Subsidiary is or has been a partner or participant in any partnership, joint venture, profit-sharing arrangement or other similar association of any kind and is not (and has never been) a party to any agreement under which such Corporation or CCMC Subsidiary agrees or agreed to carry on any part of a business or any other activity in such manner or by which it agrees or agreed to share any revenue or profit with any other Person.

3.13 Financial Statements

The Financial Statements have been prepared in accordance with GAAP and applied on a basis consistent with past practice, are true, correct and complete in all material respects, and present fairly: (a) the assets, liabilities and financial condition of the Business and the Excluded Assets as at the respective dates of the relevant statements; and (b) the results of operations and cash flows for the periods to which such Financial Statements relate. There has been no significant change in the Condition of either Corporation since the date of the Financial Statements.

3.14 Financial Records

All financial transactions, if any, of each Corporation and each CCMC Subsidiary since the Ruby Hollow Acquisition Date have been recorded in its financial books and such financial books are complete and accurate in all material respects, have been maintained by such Corporation in accordance with good business practices and correctly reflect the basis for the assets, liabilities and financial condition of the Corporations and each CCMC Subsidiary as shown in the Financial Statements. No information, records or systems pertaining to the operation or administration of the Business or the affairs of either Corporation or any CCMC Subsidiary are in the possession of, recorded, stored, maintained by or are otherwise dependent upon any other Person.

3.15 No Undisclosed Liabilities

To the knowledge of the Sellers, prior to the Ruby Hollow Acquisition Date, and since the Ruby Hollow Acquisition Date, neither Corporation nor any CCMC Subsidiary has incurred Liabilities of any kind whatsoever, and, to the knowledge of the Sellers, there is no basis for assertion against such Corporation or CCMC Subsidiary of any Liabilities of any kind incurred since the Ruby Hollow Acquisition Date or to the knowledge of the Sellers prior to the Ruby Hollow Acquisition Date, other than:

(a) Liabilities disclosed or provided for in the Financial Statements;

(b) current liabilities incurred since the respective dates of the Financial Statements which were incurred in the Ordinary Course; or

(c) the Liabilities disclosed in Section 3.15 of Ruby Hollow Disclosure Letter.

3.16 Indebtedness

Section 3.16 of Ruby Hollow Disclosure Letter sets out the Indebtedness of the Corporations and each CCMC Subsidiary as of the date of this Agreement (the "Closing Indebtedness"). Except as disclosed in Section 3.16 of Ruby Hollow Disclosure Letter or the Financial Statements, neither Corporation nor any CCMC Subsidiary has any bonds, debentures, mortgages, promissory notes or other indebtedness maturing more than one year after the date of their original creation or issuance, and neither Corporation nor any CCMC Subsidiary is under any obligation to create or issue any bonds, debentures, mortgages, promissory notes or other indebtedness maturing more than one year after the date of their original creation or issuance.

3.17 Closing Cash and Permitted Closing Indebtedness

At the Closing Time, each of the Corporations and each CCMC Subsidiary will be cash free and have no Indebtedness, other than, with respect to Indebtedness, the Closing Indebtedness set out in Section 3.17 of the Ruby Hollow Disclosure Letter (the "Permitted Closing Indebtedness").

3.18 Bank Accounts and Safety Deposit Boxes

Section 3.18 of Ruby Hollow Disclosure Letter sets out: (a) the name and address of each bank, trust company or similar institution with which each Corporation and each CCMC Subsidiary has one or more accounts or one or more safety deposit boxes, if any; (b) the number of each such account and safety deposit box; and (c) the names of all persons authorized to draw thereon or who have access to such accounts or deposit boxes. Except as described in Section 3.18 of Ruby Hollow Disclosure Letter, there are no credit cards or other credit accounts issued to employees of either Corporation or any CCMC Subsidiary under which such Corporation or CCMC Subsidiary has any current or potential future liability.

3.19 Conduct of Business in the Ordinary Course

Since the date of the Financial Statements or as otherwise disclosed in Section 3.19 of Ruby Hollow Disclosure Letter, the Business has been conducted in the Ordinary Course. Without limiting the generality of the foregoing, since the date of the Financial Statements, and except as disclosed in Section 3.19 of Ruby Hollow Disclosure Letter, neither Corporation nor any CCMC Subsidiary has:

(a) declared or paid any dividend or made any other distribution in respect of any of its shares of any class, or redeemed or purchased or otherwise acquired any of its shares of any class, or reduced its authorized capital or issued capital, or agreed to any of the foregoing;

(b) incurred, assumed or guaranteed any Indebtedness for borrowed money or made any loan or otherwise became liable for any Liability of any Person;

(c) sold, assigned, transferred, leased or otherwise disposed of any of the Business Assets;

(d) created any Encumbrance upon any of the Business Assets, except the Permitted Encumbrances;

(e) settled any litigation or action;

(f) made any material change with respect to any method of management or operation in respect of the Business;

(g) made or incurred any material change in, or become aware of any event or condition which is likely to result in a material change in, the Business or its Condition; or

(h) authorized, agreed or otherwise became committed to do any of the foregoing.

3.20 Authorizations

All of the Authorizations held by either Corporation and each CCMC Subsidiary (if applicable) are set out in Section 3.20 of Ruby Hollow Disclosure Letter and each Corporation and each CCMC Subsidiary holds all Authorizations (if any) required for it to conduct the Business or to own or operate the Business Assets as previously and currently conducted in material compliance with all Laws. True and complete copies of the Authorizations of each of the Corporations and each CCMC Subsidiary have been provided to the Purchasers. Each Corporation and each CCMC Subsidiary (if applicable) is in material compliance with all terms and conditions of the Authorizations, and all Authorizations of each of the Corporations and each CCMC Subsidiary (if applicable) are in good standing, valid and subsisting. There are no proceedings in progress, pending or, to the knowledge of Ruby Hollow threatened, that could result in the revocation, cancellation or suspension of any of the Authorizations of the Corporations or any CCMC Subsidiary (if applicable). Neither of the Corporations nor any CCMC Subsidiary is subject to any legislation or any judgment, order or requirement of any Governmental Authority which is not of general application to Persons carrying on a business similar to the Business. To the knowledge of Ruby Hollow, there are no facts or circumstances that could significantly affect the ability of either Corporation nor any CCMC Subsidiary to continue to operate the Business as presently conducted by it following the completion of the Acquisition.

3.21 Compliance with Laws

Chief Consolidated is operating the Business and, since the Ruby Hollow Acquisition Date, has operated the Business in material compliance with all Laws.

3.22 Compliance with Anti-Corruption Laws

Since the Ruby Hollow Acquisition Date and, to the knowledge of Ruby Hollow, prior to the Ruby Hollow Acquisition Date, neither Corporation nor any CCMC Subsidiary nor any of their respective directors or officers, employees, agents or other person acting on behalf of such Corporation or CCMC Subsidiary has, in relation to the Business or the TCM Assets:

(a) made any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity;

(b) made any direct or indirect unlawful payment to any Governmental Authority official;

(c) violated or is in violation of any provision of Anti-Corruption Laws; or

(d) employed any government or political official of any country to act on behalf of either the Corporation or TCM.

No Legal Proceeding by or before any Governmental Authority or arbitrator involving either Corporation or any CCMC Subsidiary or, to the knowledge of Ruby Hollow, TCM, with respect to Anti-Corruption Laws is in progress, pending or, to the knowledge of Ruby Hollow, threatened.

3.23 Compliance with Anti-Money Laundering Laws

Since the Ruby Hollow Acquisition Date, and to the knowledge of Ruby Hollow, prior to the Ruby Hollow Acquisition Date, the Business has been conducted in compliance with all Anti-Money Laundering Laws. No Legal Proceeding by or before any Governmental Authority or any arbitrator involving either Corporation or any CCMC Subsidiary, or, to the knowledge of Ruby Hollow, involving TCM with respect to the Anti-Money Laundering Laws is in progress, pending, or the knowledge of Ruby Hollow, threatened.

3.24 Title to Assets

Except as disclosed in Section 3.24 of Ruby Hollow Disclosure Letter, each Corporation and each CCMC Subsidiary has sole legal and beneficial ownership of, and as applicable, good and marketable title to, all the properties and assets it purports to own, including the properties and assets reflected in the Financial Statements and all properties and assets acquired by either Corporation or any CCMC Subsidiary since the date of the Financial Statements, free and clear of all Encumbrances whatsoever, except for:

(a) the properties and assets disposed of, utilized or consumed by either Corporation or any CCMC Subsidiary since the date of the Financial Statements in the Ordinary Course;

(b) the Encumbrances described in Section 3.24 of Ruby Hollow Disclosure Letter that will be discharged on or prior to Closing; and

(c) Permitted Encumbrances.

Except as disclosed in Section 3.24 of Ruby Hollow Disclosure Letter and as otherwise contemplated hereby, no Person other than the Corporations or any CCMC Subsidiary owns any property or assets that are being used in the Business.

3.25 No Other Purchase Agreements or Commitments for Assets

No Person has any agreement or commitment, or any right or privilege capable of becoming a Contract for the acquisition of any of the Business Assets and, to the knowledge of Ruby Hollow, except for Purchasers and/or their Affiliates, no Person has any agreement or commitment, or any right or privilege capable of becoming a Contract for the acquisition of the TCM Assets.

3.26 Leases of Personal Property

Neither Corporation nor any CCMC Subsidiary has any leases or agreements to lease personal property used in connection with the Business.

3.27 Real Property

Except as disclosed in Section 3.27 of Ruby Hollow Disclosure Letter, and presuming the Closing has already occurred such that NewCo owns the Excluded Assets, neither Corporation nor any CCMC Subsidiary:

(a) leases any real property or is party to any leases, offers to lease, notices to lease, agreements to lease, occupancy agreements, license agreements and tenancy agreements pursuant to which the applicable Corporation or CCMC Subsidiary leases any real property; or

(b) owns any real property or is subject or party to any Contract or option to own any real property.

3.28 Material Contracts

Section 3.28 of Ruby Hollow Disclosure Letter includes a complete an accurate list of all material contracts to which either Corporation or any CCMC Subsidiary (if applicable) is a party and that are currently in force (the "Material Contracts"). All Material Contracts are in full force and effect, and the applicable Corporation or CCMC Subsidiary (if applicable) is entitled to all rights and benefits thereunder in accordance with the terms thereof. Ruby Hollow has made available to Purchasers for inspection true and complete copies of all of the Material Contracts. All of the Material Contracts are valid and binding obligations of the applicable Corporation or CCMC Subsidiary, as applicable, enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors' rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction. Each Corporation and each CCMC Subsidiary (if applicable) has complied in all material respects with all terms of the Material Contracts to which it is a party, has paid all amounts due thereunder of, as and when due, has not waived any rights thereunder and no material default or breach exists in respect thereof on the part of either Corporation or CCMC Subsidiary (if applicable), or, to the knowledge of Ruby Hollow, on the part of any other party thereto, and no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a default or breach or trigger a right of termination of any of the Material Contracts. As at the date hereof, neither Corporation nor any CCMC Subsidiary (if applicable) has received written notice that any party to a Material Contract intends to cancel, terminate or otherwise modify or not renew such Material Contract, and to the knowledge of Ruby Hollow, no such action has been threatened. Neither Corporation nor any CCMC Subsidiary is a party to any Material Contract that contains any non- competition obligation or otherwise restricts in any material way the business of such Corporation or CCMC Subsidiary.

3.29 Change of Control

Except as set out in Section 3.29 of Ruby Hollow Disclosure Letter, no Contract to which either Corporation nor any CCMC Subsidiary is a party includes any change of control provision or other provision which would require payment by either Corporation or any CCMC Subsidiary to any Person in connection with the Acquisition.

3.30 [Reserved.]

3.31 Intellectual Property

Except as disclosed in Section 3.31 of Ruby Hollow Disclosure Letter, neither Corporation nor any CCMC Subsidiary owns or has any rights in or to any Intellectual Property, nor is any Intellectual Property required in connection with the operation of the Business in the Ordinary Course.

3.32 Employees and Consultants of the Corporations

Except as disclosed in Section 3.32 of Ruby Hollow Disclosure Letter, neither Corporation nor any CCMC Subsidiary employs, or since the Ruby Hollow Acquisition Date has employed, any employees, or is a party to, or has, since the Ruby Hollow Acquisition Date has been a party to, or bound by any Contract for the employment of any individual.

3.33 Contractors of the Corporations

(a) Section 3.33(a) of Ruby Hollow Disclosure Letter contains a complete and accurate list of all contractors of Chief Consolidated and indicates for each contractor: (a) the contractor's name; (b) description of engagement, including whether the contractor is permitted to do work for others and sub-contract work; (c) location of engagement; (d) engagement date; (e) term of engagement; (f) a summary of the fees and other compensation paid in the current year and the previous year; (g) whether the contractor is providing services pursuant to a written consulting agreement; and (h) whether the contractor is incorporated or a sole proprietor. All Persons who are receiving compensation for work or services provided to Chief Consolidated who are not employees are treated as independent contractors and properly characterized as such. Ruby Hollow has provided the Purchasers with true and complete copies of all written agreements with the contractors disclosed in Section 3.33(a).

(b) Neither Canada Ltd. nor any CCMC Subsidiary has, and since the Ruby Hollow Acquisition Date has never engaged, any contractors.

3.34 [Reserved.]

3.35 Tax Matters

Except as disclosed in Section 3.35 of the Ruby Hollow Disclosure Letter:

(a) Each Corporation and each CCMC Subsidiary has duly and on a timely basis prepared and filed all income and other material Tax Returns required to be filed by it, and all such Tax Returns are true, complete and correct in all material respects; provided, however, that the Sellers make no representation or warranty as to the amount of availability in Tax years ending after the Closing Date of net operating loss carryovers, other income tax deduction or credit carryforwards, or similar carry forward Tax attributes set forth in such Tax Returns. Copies of all such Tax Returns filed since the Ruby Hollow Acquisition Date have been provided by Ruby Hollow to the Purchasers.

(b) Each Corporation and each CCMC Subsidiary has paid on a timely basis all Taxes which are due and payable by it, including instalments on account of Taxes. Adequate provision has been made in the Financial Statements for all Taxes owing by Chief Consolidated and the CCMC Subsidiaries as of the date of the Financial Statements. Neither Corporation nor any CCMC Subsidiary has any liability for any Taxes other than those provided for in the Financial Statements and those arising in the Ordinary Course since the date of the Financial Statements. Notwithstanding the foregoing, references to Taxes in this Section 3.35(b) shall not include Excluded Taxes.

(c) Federal, state and provincial income tax assessments have been issued to each Corporation and each CCMC Subsidiary for all Tax periods ending prior to the Closing Date, and copies of all such assessments or reassessments issued after the Ruby Hollow Acquisition Date have been provided by Ruby Hollow to the Purchasers.

(d) There are no Legal Proceedings now in progress, pending or, to the knowledge of Ruby Hollow, threatened against either Corporation or any CCMC Subsidiary in respect of any Taxes.

(e) There are no agreements, waivers or other arrangements providing for any extension of time with respect to (i) the filing of any Tax Return by either Corporation or any CCMC Subsidiary, (ii) the payment of any Taxes by either Corporation or any CCMC Subsidiary, or (iii) the period for any assessment or reassessment of Taxes of either Corporation or any CCMC Subsidiary.

(f) Each Corporation and each CCMC Subsidiary has withheld from each Person (including any present or former employees, officers or directors and any non-resident Person) and from the amount to be paid to or credited in respect of each such Person, the amount of Taxes required to be withheld therefrom and has remitted such Taxes to the proper Governmental Authority within the time periods required under Laws.

(g) Each Corporation and each CCMC Subsidiary (if applicable) has duly and timely collected all amounts of any value added, sales, use or transfer Taxes, including goods and services tax, harmonized sales and provincial or territorial sales taxes, required to be collected by it and has duly and timely remitted to the appropriate Governmental Authority any amounts required to be remitted by it.

(h) There are no Encumbrances on any of the Business Assets of either Corporation or any CCMC Subsidiary that arose in connection with any failure (or alleged failure) to pay any Taxes following the Ruby Hollow Acquisition Date or, to the knowledge of Ruby Hollow, prior to the Ruby Hollow Acquisition Date.

(i) There are no requests for rulings or determinations in respect of any Taxes in progress or pending between either Corporation or any CCMC Subsidiary and any Governmental Authority.

(j) No written claim has been made by any Governmental Authority in a jurisdiction where either Corporation or any CCMC Subsidiary does not file Tax Returns that the Corporation or the CCMC Subsidiary is or may be subject to taxation by, or required to file any such return or other document in, that jurisdiction, which claim has not been resolved.

(k) Neither Corporation nor any CCMC Subsidiary is a party to any Tax indemnification, Tax allocation or Tax sharing agreement that could give rise to a payment or indemnification obligation after Closing.

(l) There are no circumstances which exist and would result in, or which have existed and resulted in, sections 17, 78, 79 to 80.04 or 212.3 of the Canadian Tax Act or equivalent provision of any Tax Laws applying to Canada Ltd.

(m) Each Corporation and each CCMC Subsidiary has complied with all applicable transfer pricing requirements under the Canadian Tax Act and the US Tax Act.

(n) [Reserved.]

(o) Canada Ltd. has complied with subsection 89(19) of the Canadian Tax Act in respect of any dividends designated, declared or reported as eligible dividends and does not have any excessive eligible dividend designations.

(p) Canada Ltd. has not claimed any reserves for purposes of the Canadian Tax Act or other offerings for the most recent taxation years ending prior to Effective Date and prior to the Closing Date.

(q) Canada Ltd. is a "foreign person" as defined for purposes of the US Tax Act.

(r) Canada Ltd. is not a "surrogate foreign corporation" within the meaning of Section 7874(a)(2)(B) of the US Tax Act and is not treated as a domestic corporation under Section 7874(b) of the US Tax Act.

(s) Canada Ltd. has not made an election under Section 897(i) of the US Tax Act.

(t) Each Seller is a "United States person" as defined for purposes of the US Tax Act.

3.36 Environmental Matters

(a) Notwithstanding anything to the contrary herein, all representations and warranties in this Section 3.36 are restricted to the time period following the Ruby Hollow Acquisition Date and, with respect to the TCM Assets previously owned by Chief Consolidated, before the Joint Venture Date.

(b) Except as disclosed in Section 3.36(a) of Ruby Hollow Disclosure Letter, the current and past operations of the Business, the properties and assets owned, leased, used, operated or occupied by or formerly owned, leased, used, operated or occupied by, either Corporation or any CCMC Subsidiary (or any of its predecessors) or, to the knowledge of the Sellers, TCM and the use, maintenance and operation thereof were, have been and are (to the knowledge of Ruby Hollow with respect to the properties and assets of TCM) in material compliance with all Environmental Laws. Each Corporation and each CCMC Subsidiary, its predecessors and, to the knowledge of the Sellers, TCM, have complied with all reporting and monitoring requirements under all Environmental Laws. Neither Corporation or any CCMC Subsidiary, nor, to the knowledge of the Sellers, TCM has received any written notice of any non-compliance with any Environmental Laws, and neither Corporation or any CCMC Subsidiary, nor, to the knowledge of the Sellers, TCM has been convicted of an offence for non-compliance with any Environmental Laws or been fined or otherwise sentenced or settled such prosecution short of conviction. Neither Corporation or any CCMC Subsidiary nor, to the knowledge of the Sellers, TCM has received any claim or demand from any Person or authority regarding a breach or alleged breach of any Environmental Laws or costs of clean-up of any Hazardous Substance or notice of any such claim or demand and there are no grounds on which any such claim or demand could be made with any reasonable likelihood of success.

(c) Chief Consolidated and each CCMC Subsidiary (if applicable) and, to the knowledge of the Sellers, TCM have obtained all Environmental Permits necessary to conduct the Business and to own, use and operate its Assets, and the operation of such Business and Assets and the use, maintenance and operation thereof have been and are in material compliance with all Environmental Permits. All Environmental Permits held by Chief Consolidated and each CCMC Subsidiary (if applicable) and each CCMC Subsidiary (if applicable) or, to the knowledge of the Sellers, TCM are in full force and effect. All Environmental Permits held by Chief Consolidated are set out in Section 3.36(b) of Ruby Hollow Disclosure Letter and true and complete copies of each Environmental Permit issued to Chief Consolidated or a CCMC Subsidiary (if applicable) have been provided to the Purchaser. Each of Ruby Hollow, Chief Consolidated and each CCMC Subsidiary (if applicable) and, to the knowledge of the Sellers, TCM is in material compliance with all such Environmental Permits. All such Environmental Permits held by Ruby Hollow, Chief Consolidated, any CCMC Subsidiary (if applicable) or, to the knowledge of the Sellers, TCM are valid and in full force and effect. Except as disclosed in Section 3.36(b) of Ruby Hollow Disclosure Letter, no consent to the transactions contemplated by this Agreement is required to maintain said Environmental Permits issued to Chief Consolidated, Ruby Hollow, any CCMC Subsidiary or, to the knowledge of the Sellers, TCM, in full force and effect. No Environmental Permits are issued to Canada Ltd.

(d) Except as disclosed in Section 3.36(c) of the Ruby Hollow Disclosure Letter, and except in compliance with Environmental Laws, there are no Hazardous Substances located on, in, or under any of the Business Assets owned, leased, used, operated or occupied by, or previously owned, leased, used, operated or occupied by either Corporation or any CCMC Subsidiary or, to the knowledge of the Sellers, TCM (including any owned or leased real property), and there has been no material Release of Hazardous Substances by either Corporation, any CCMC Subsidiary or any third party (including, to the knowledge of the Sellers, TCM), during the ownership, use or operation of the Business Assets by the Corporations or the CCMC Subsidiaries. Except as disclosed in Section 3.36(c) of Ruby Hollow Disclosure Letter, neither Corporation, any CCMC Subsidiary nor, to the knowledge of the Sellers, TCM has used any of the properties and assets currently or previously owned, leased, used or occupied by either Corporation or any CCMC Subsidiary to use, manufacture, process, produce, generate, store, handle, transport or dispose of any Hazardous Substances except in full compliance with Environmental Laws.

(e) Neither Corporation nor any CCMC Subsidiary is, and there is no foreseeable basis upon which either Corporation or any CCMC Subsidiary could become, responsible for any clean-up or corrective action (in whole or in part) under any Environmental Laws. Without limiting the generality of the foregoing, except as disclosed in Section 3.36(d) of Ruby Hollow Disclosure Letter, and except in compliance with Environmental Laws, there are no underground or above ground storage tanks, pits, ponds, dumps, landfills, tailings, waste disposal site or urea formaldehyde foam insulation, asbestos, polychlorinated biphenyls (PCBs), ozone-depleting substances, per- or polyfluoroalkyl or radioactive substances located on, in, under, or migrating to or from any of the Business Assets owned, leased, used or occupied by either Corporation or any CCMC Subsidiary, including any leased or owned real property. Ruby Hollow has provided or made available to Purchaser any and all environmental reports, studies, audits, records, sampling data, site assessments, risk assessments, economic models and other similar documents in the possession or control of

Ruby Hollow or either Corporation or any CCMC Subsidiary on or with respect to the Business Assets owned, leased, used or occupied by, or previously owned, used or occupied by, the Corporations or any CCMC Subsidiary, as applicable (including any owned or leased real property), and any other documents regarding or addressing compliance with Environmental Laws or the Release of Hazardous Substances, all of which have been disclosed to the Purchaser in Section 3.36(d) of Ruby Hollow Disclosure Letter and true and complete copies of which have been provided to the Purchaser with respect to the Business Assets.

(f) Neither Corporation nor any CCMC Subsidiary has retained or assumed, by contract or operation of law (other than as a result of being the owner or lessee of any real property), any material liabilities of third parties under Environmental Law with respect to any of the Business Assets owned, leased, used or occupied by, or previously owned, leased, used or occupied by, either Corporation or any CCMC Subsidiary (including any owned or leased real property). Neither the Corporation, any CCMC Subsidiary nor, to the knowledge of the Sellers, TCM has been named or notified regarding the possibility of being named as a potentially responsible party under, or has received an information request pursuant to, the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. 9601 et. seq., at any third-party site or, except as disclosed in Section 3.36(e) of the Ruby Hollow Disclosure Letter, for contracting or otherwise arranging for the disposal of Hazardous Substances.

(g) [Reserved.]

3.37 Litigation

Except as disclosed in Section 3.37 of Ruby Hollow Disclosure Letter, there are no Legal Proceedings, whether pending, in progress against or involving the Corporation, any CCMC Subsidiary or the Business Assets, nor, to the knowledge of Ruby Hollow are any such Legal Proceedings threatened. To the knowledge of Ruby Hollow, no event has occurred which might give rise to any of the foregoing proceedings and there is no judgment, decree, injunction, rule, award or order of any Governmental Authority to which either Corporation or any CCMC Subsidiary is subject.

3.38 Insurance

Neither Corporation nor any CCMC Subsidiary maintains any insurance policies in connection with the Business, the Business Assets, or their respective operations, officers or directors.

3.39 [Reserved.]

3.40 Non-Arm's Length Matters

Except as disclosed in Section 3.40 of Ruby Hollow Disclosure Letter or the Financial Statements and except for usual compensation paid in the Ordinary Course, neither Corporation nor any CCMC Subsidiary has made any payment or loan to, or borrowed any monies from or is otherwise indebted to, any current or former officer, director, employee or shareholder of either Corporation, any CCMC Subsidiary or TCM, or to any Person not dealing at Arm's Length with any of the foregoing. Except as disclosed in Section 3.40 of Ruby Hollow Disclosure Letter, neither Corporation nor any CCMC Subsidiary is a party to any Contract with any current or former officer, director, employee or shareholder of the Corporation, any CCMC Subsidiary or TCM, or with any Person not dealing at Arm's Length with, or any Affiliate of, any of the foregoing.

3.41 Government Assistance

Except as disclosed in Section 3.41 of Ruby Hollow Disclosure Letter, there are no agreements, loans or other funding arrangements and assistance programs which are outstanding in favour of either Corporation or any CCMC Subsidiary from any Governmental Authority.

3.42 No Solvency or Reorganization Proceedings

Except for the CCMC Conversion, neither Corporation nor any CCMC Subsidiary is insolvent and no proceedings have been taken or authorized by either Corporation, any CCMC Subsidiary or by any other Person with respect to the bankruptcy, insolvency, liquidation, dissolution or winding up of either Corporation or any CCMC Subsidiary or with respect to any amalgamation, merger, consolidation, arrangement, receivership or reorganization of, or relating to, either Corporation, any CCMC Subsidiary and, to the knowledge of Ruby Hollow, no such proceedings have been threatened by any other Person. Except for the CCMC Conversion, no events have occurred that could result in such proceedings being brought.

3.43 Brokerage and Finder's Fees

Except as disclosed in Section 3.43 of Ruby Hollow Disclosure Letter, neither Ruby Hollow nor either Corporation or any CCMC Subsidiary or their respective Representatives have retained any broker, finder, financial advisor or agent or incurred any Liabilities or obligations to pay any fees, commissions or other similar forms of compensation to any broker, finder, financial advisor or agent with respect to the Umbrella Transactions.

3.44 Disclosure

Ruby Hollow has no knowledge of any fact that has specific application to either Corporation or any CCMC Subsidiary (other than general economic or industry conditions) that may significantly adversely affect the Business, Condition, Business Assets and Liabilities of either Corporation or any CCMC Subsidiary that has not been described in this Agreement or Ruby Hollow Disclosure Letter.

3.45 Authority and Approval of Ruby Hollow and NewCo

Each Seller is a body corporate duly incorporated and validly existing under the laws of its jurisdiction of incorporation. The board of directors and members of each Seller have, or will have, by the Closing Time, taken all necessary corporate actions, steps and other proceedings to approve and authorize the Acquisition. Each Seller has good and sufficient right and authority to enter into this Agreement and all agreements to which such Seller is or will be a party in connection with the Umbrella Transaction, including the applicable Ancillary Agreements, and to perform all obligations under such agreements.

3.46 Execution and Binding Obligation of Ruby Hollow and NewCo

This Agreement, each applicable Ancillary Agreement and all other agreements to which each Seller is or will be a party in connection with the Acquisition has been, or will have been by the Closing Time, duly executed and delivered by such Seller, and each such agreement constitutes, or will at Closing constitute, a legal, valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms.

3.47 Required Authorizations and Consents of Ruby Hollow and NewCo

Except as set out in Section 3.47 and Section 3.6 (Required Authorizations and Required Consents) of Ruby Hollow Disclosure Letter, neither Seller is under any obligation to notify or obtain the approval or consent of any Person under any Contract, or to obtain any Authorization or provide notice to any Governmental Authority in connection with or relating in any way to the execution, delivery or performance by it of this Agreement or any Ancillary Agreement to which it is or will be a party.

3.48 Sellers' Ownership of Purchased Securities

The Sellers are the registered and beneficial owners of those Purchased Securities set out and described in Section 3.7 of Ruby Hollow Disclosure Letter. Each Seller has the exclusive right to sell, assign and transfer such Purchased Securities owned by it as provided in this Agreement free and clear of any Encumbrances other than Osisko Loan Encumbrances and the restrictions on transfer, if any, contained in the applicable entity's governance documents. Upon completion of the Acquisition, (i) Osisko Parent will be the sole registered and beneficial owner of the Canada Ltd. Shares, free and clear of all Encumbrances other than the restrictions on transfer, if any, contained in the Canada Ltd. Governance Documents, and (ii) Osisko Subco will be the sole registered and beneficial owner of the Ruby Hollow CCMC Stock and the NewCo CCMC Stock, free and clear of all Encumbrances other than Osisko Loan Encumbrances and the restrictions on transfer, if any, contained in the CCMC Governance Documents.

3.49 Canada Ltd. Ownership of Chief Consolidated

Canada Ltd. is the registered and beneficial owner of the stock of Chief Consolidated set out and described in Section 3.7 of Ruby Hollow Disclosure Letter. Upon completion of the Acquisition, Canada Ltd. will be the sole registered and beneficial owner of such stock of Chief Consolidated, free and clear of all Encumbrances other than the restrictions on transfer, if any, contained in the CCMC Governance Documents.

3.50 Chief Consolidated Ownership of CCMC Subsidiaries

Chief Consolidated is the registered and beneficial owner of all of the stock of each of the CCMC Subsidiaries set out and described in Section 3.7 of Ruby Hollow Disclosure Letter. Upon completion of the Acquisition, Chief Consolidated will be the sole registered and beneficial owner of such stock of each CCMC Subsidiary, free and clear of all Encumbrances other than the restrictions on transfer, if any, contained in the constating documents of the applicable CCMC Subsidiary.

3.51 No Conflict with Governance Documents of and Laws applicable to Sellers

Except as disclosed in Section 3.6 (Required Authorizations and Required Consents) and this Section 3.51, the execution, delivery and performance by Ruby Hollow and NewCo of this Agreement, each of the Ancillary Agreements to which such Seller is or will be a party, all other agreements to which it is or will be a party in connection with the Acquisition and the completion of the transactions contemplated by this Agreement will not constitute or result in a violation or breach of, or conflict with:

(a) any term or provision of such Seller's certificate of formation or limited liability company agreement, as amended as the case may be;

(b) the terms of any Contract to which any Seller is a party or by which it is bound;

(c) any term or provision of any Authorization of either Seller;

(d) any order or judgment of any Governmental Authority applicable to either Seller; or

(e) any Law.

3.52 No Other Agreements to Purchase from Sellers

Except for the Purchasers' right under this Agreement to purchase the Purchased Securities, no Person has any agreement, arrangement, option, understanding or commitment, or any right or privilege capable of becoming an agreement, arrangement, option, understanding or commitment for the acquisition of any of the Purchased Securities from either Seller.

3.53 No Other Agreements to Purchase from Canada Ltd.

No Person has any agreement, arrangement, option, understanding or commitment, or any right or privilege capable of becoming an agreement, arrangement, option, understanding or commitment for the acquisition of any of the stock of Chief Consolidated owned by Canada Ltd.

3.54 Export Controls

Ruby Hollow: (a) is not a Person with whom transactions are prohibited or limited under any Law, including economic sanctions laws, freezing of assets laws or export control laws, including those administered by the governments of Canada or the United States of America; or (b) has not committed any violation of any economic sanctions laws, freezing of assets laws or export control laws.

3.55 Residence of Ruby Hollow and NewCo

Each of Ruby Hollow and NewCo is a non-resident of Canada within the meaning of the Canadian Tax Act.

3.56 Status of Purchased Securities

The Canada Ltd. Shares, the Ruby Hollow CCMC Stock and the NewCo CCMC Stock are not "taxable Canadian property" as defined in the Canadian Tax Act to the holder thereof.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS

Each of the Purchasers jointly and severally represents and warrants to the Sellers, and acknowledges and confirms that the Sellers are relying upon such representations and warranties in connection with the sale of the Purchased Securities, that as of the date hereof and as of the Closing Date:

4.1 Corporate Status and Authorization and Approval

Each of the Purchasers is a corporation duly formed and validly existing under the laws of its jurisdiction of existence. The board of directors of each of the Purchasers has or will have by the Closing Time taken all necessary corporate actions, steps and other proceedings to approve and authorize the Acquisition. Each of the Purchasers has good and sufficient right and authority to enter into this Agreement, the Ancillary Agreements to which it is a party and all other agreements to which it is a party in connection with the Acquisition and to perform all obligations under such agreements.

4.2 Execution and Binding Obligation

This Agreement has been duly executed and delivered by each of the Purchasers and the Agreement constitutes a legal, valid and binding obligation of each Purchaser, enforceable against it in accordance with its terms. When each Ancillary Agreement and each other agreement to which such Purchaser is or will be a party in connection with the Acquisition has been duly executed and delivered by such Purchaser, such Ancillary Agreement or such other agreement will constitute a legal, valid and binding obligation of such Purchaser, enforceable against it in accordance with its terms.

4.3 No Conflict with Constating Documents, Authorizations, Contracts and Laws

The execution, delivery and performance by each of the Purchasers of the agreements to which it is a party in connection with the Acquisition, including this Agreement and the Ancillary Agreements, and the completion of the transactions contemplated by this Agreement will not constitute or result in a violation or breach of, or conflict with:

(a) any term or provision of such Purchaser's articles, by-laws or other constating documents;

(b) the terms of any Contract to which such Purchaser is a party or by which it is bound;

(c) any term or provision of any of the Authorizations of such Purchaser;

(d) any order or judgment of any Governmental Authority applicable to such Purchaser; or

(e) subject to obtaining the approval of the TSXV in connection with the Acquisition and the issuance of the Consideration Shares and any TCM Deferred Consideration Shares, any Law.

4.4 Consideration Shares

Subject to applicable Securities Laws (including the approval of the TSXV pursuant to the rules and policies of the TSXV), Osisko Parent has the full and lawful right and authority to issue the Consideration Shares and any TCM Deferred Consideration Shares to be issued to the Purchasers in accordance with this Agreement, and upon issuance such Osisko Parent Shares (i) will be issued as fully paid and non-assessable shares of Osisko Parent, (ii) will be duly registered as directed by Ruby Hollow or NewCo, as applicable, in the books and registers of Osisko Parent's transfer agent, and (c) will be duly listed and posted for trading on the TSXV.

4.5 Reporting Status and Securities Laws Matters

Osisko Parent is a "reporting issuer" and not on the list of reporting issuers in default under applicable Canadian provincial Securities Laws in each of the Provinces of British Columbia, Alberta and Quebec. Osisko Parent is not subject to any continuous or periodic or other disclosure requirements under any Securities Laws other than the Securities Laws of the Provinces of British Columbia, Alberta and Quebec. Osisko Parent has not taken any action to cease to be a reporting issuer in any of British Columbia, Alberta or Quebec nor has it received notification from any Securities Authority seeking to revoke the reporting issuer status of Osisko Parent. The Osisko Parent Shares are listed for trading on the TSXV and are not listed for trading on any other securities exchange as a result of any application made by Osisko Parent. No delisting, suspension of trading in or cease trading order with respect to any securities of Osisko Parent and, to the knowledge of the Purchasers, no inquiry or investigation (formal or informal) of any Securities

Authority or the TSXV is in effect or ongoing or, to the knowledge of the Purchasers, expected to be implemented or undertaken with respect to the foregoing.

4.6 Litigation

There are no Legal Proceedings, whether pending, in progress against or involving either Purchaser, nor, to the knowledge of the Purchasers are any such Legal Proceedings threatened. To the knowledge of the Purchasers, no event has occurred which might give rise to any of the foregoing proceedings and there is no judgment, decree, injunction, rule, award or order of any Governmental Authority to which either Purchaser is subject.

4.7 Financial Matters

The audited consolidated financial statements of Osisko Parent for the financial years ended December 31, 2020 and 2019 and the notes thereto and the report by Osisko Parent's auditors thereon, and the related management's discussion and analysis (collectively, the "Osisko Parent Financial Statements"), were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and fairly present in all material respects the consolidated financial condition of Osisko Parent at the respective dates indicated its financial performance and its cash flows for the respective periods. None of Osisko Parent or its subsidiaries has any liability or obligation (including, without limitation, liabilities or obligations to fund any operations or work or exploration program, to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, not reflected in the Osisko Parent Financial Statements, which would reasonably be expected to have a Material Adverse Effect on Osisko Parent.

ARTICLE 5

SURVIVAL OF REPRESENTATIONS AND WARRANTIES

5.1 Survival of Representations and Warranties of the Sellers

The representations and warranties of the Sellers contained in this Agreement will survive the Closing and will continue in full force and effect for a period of 24 months after the Closing Date, except that:

(a) the Tax Representations and Warranties will survive and continue in full force and effect until 90 days from the expiration of the period (if any) during which an assessment, reassessment or other form of recognized document assessing liability for Taxes under applicable Tax legislation in respect of any taxation year to which such representations and warranties extend could be issued (without regard to any waiver or similar document filed by the Purchasers extending such period, unless the Sellers have consented in writing to the filing of such waiver or similar document); and

(b) the Fundamental Representations and Warranties will survive and continue in full force and effect for the maximum period permitted by Law.

The Sellers will not have liability with respect to any representation or warranty they make in this Agreement after the end of the applicable survival period specified in this Section 5.1 unless a Purchaser has provided written notice of its claim regarding the representations and warranties (pursuant to Article 10) before the end of the applicable survival period specified in this Section 5.1, in which case liability for such claim will survive and continue in full force and effect until the final determination of such claim or the expiry of the limitation period under applicable Law, whichever is sooner.

5.2 Survival of Representations and Warranties of the Purchasers

The representations and warranties made by the Purchasers contained in this Agreement will survive the Closing and will continue in full force and effect for the benefit of the Sellers for a period of 12 months following the Closing Date. The Purchasers will not have liability with respect to any representation or warranty they make in this Agreement after the end of the survival period specified in this Section 5.2 unless a Seller has provided written notice of its claim regarding the representations and warranties before the end of the survival period specified in this Section 5.2, in which case liability for such claim will survive and continue in full force and effect until the final determination of such claim or the expiry of the limitation period under applicable Law, whichever is sooner.

5.3 Fraud

Notwithstanding Section 5.1 and Section 5.2, in the event of Fraud with respect to any representation or warranty made by any Party hereto, such representation or warranty will survive and continue in full force and effect indefinitely.

ARTICLE 6

COVENANTS OF THE PARTIES

6.1 Access

(a) During the Interim Period, the Sellers shall, and shall cause each of the Corporations to:

(i) upon reasonable notice from the Purchasers, give the Purchasers and their Representatives, lenders, potential lenders and potential investors, during normal business hours, access to inspect all premises used in the Business, and all Business Assets, Contracts, CCMC Governance Documents and Canada Ltd. Governance Documents, books and other documents and data related to the Corporations or the CCMC Subsidiaries as the Purchasers or any of their Representatives may reasonably request in connection with the Acquisition;

(ii) provide copies to the Purchasers or their Representatives, lenders, potential lenders, and potential investors, of all Contracts, Tax Returns, Financial Statements, and all such additional financial, operating and other information related to the Corporations or the CCMC Subsidiaries as the Purchasers or any of their Representatives may reasonably request to make a thorough examination of the Corporations, the Business, Business Assets and operations and the CCMC Subsidiaries, in each case in connection with the Acquisition;

(iii) have senior personnel of Ruby Hollow, NewCo and the Corporations available to respond to inquiries from the Purchasers during normal business hours; and

(iv) upon request of the Purchasers, execute, or cause to be executed, such consents and authorizations as may be necessary or desirable to enable the Purchasers and their Representatives to obtain access to all records, search results and information maintained by any Governmental Authority or other Persons in respect of the Business, the Business Assets and Taxes.

6.2 Conduct of Business during the Interim Period

(a) Except in respect of the Excluded Assets Sales, during the Interim Period, the Sellers shall, and shall cause each Corporation and each CCMC Subsidiary to, operate the Business in the Ordinary Course and, without limiting the generality of the foregoing, do the following:

(i) maintain each Corporation's or CCMC Subsidiary's, as applicable, books, records and accounts in the Ordinary Course;

(ii) take all action to preserve the Business and take all other action reasonably requested by the Purchasers in order that the Business and the Condition of Chief Consolidated and Canada Ltd. will not be materially impaired during the Interim Period;

(iii) ensure that each Corporation and each CCMC Subsidiary (if applicable) performs and complies with all of their respective obligations under all Contracts and to comply with all Authorizations;

(iv) ensure that neither Corporation sells or disposes of (or pledge as security) any of its Business Assets;

(v) ensure that neither Corporation creates any Encumbrance upon any of its Business Assets, or create any guarantees or otherwise become liable for the obligations of any other Person or make any loans or advances to any Person;

(vi) ensure that neither Corporation nor any CCMC Subsidiary increases or promises to increase, in any manner, the compensation of any of its directors or officers, or pay or agree to pay to any of its directors or officers any severance or termination amount;

(vii) ensure that neither Corporation nor any CCMC Subsidiary issues any equity securities, debt securities (except as contemplated by this Agreement) or securities convertible or exchangeable into equity securities or declares or pays any dividends, redeem or repurchases any shares in its share capital or makes any other distributions in respect of its shares;

(viii) take all actions within its reasonable control to ensure that the representations and warranties of the Sellers in Article 3 remain true and correct at the Closing Time, with the same force and effect as if such representations and warranties were made at and as of the Closing Time; and

(ix) keep the confidentiality of any non-public confidential or proprietary information of the Business, each Corporation, each CCMC Subsidiary and TCM.

(b) Without limiting the generality of the foregoing, during the Interim Period, each of the Sellers will not, except with the prior written consent of the Purchasers, and will not allow either Corporation or CCMC Subsidiary, as applicable, to:

(i) amend or approve any amendment to its organization or governance documents;

(ii) enter into any agreement with respect to the Business other than as contemplated by the Umbrella Transactions;

(iii) terminate or waive any right of substantial value to the Business;

(iv) make any payments of whatsoever nature outside of the Ordinary Course to any Seller or any of its Affiliates other than in connection with the Excluded Assets Sales;

(v) incur, or permit any Corporation or CCMC Subsidiary to incur, any Indebtedness prior to the Closing Time;

(vi) make any material change with respect to any method of management, operation or accounting in respect of the Business;

(vii) remove the auditor or any director of either Corporation or any CCMC Subsidiary;

(viii) compromise or settle any Legal Proceeding by a Governmental Authority relating to the Business Assets, the Business, either Corporation, any CCMC Subsidiary or TCM; or

(ix) authorize, agree, or otherwise commit, whether or not in writing, to do any of the foregoing.

6.3 Notice of Untrue Representation or Warranty or Material Adverse Change

During the Interim Period, the Sellers shall promptly advise the Purchasers in writing of: (a) any facts that come to their attention that would cause any of the representations and warranties made by them in this Agreement to be untrue in any respect; (b) any Material Adverse Change or any threatened occurrence of any event or condition that could result in or could reasonably be expected to result in a Material Adverse Change; or (c) an occurrence of any material damage or loss of any Business Asset. Any disclosure by any Seller pursuant to this Section 6.3 will not, and for purposes of this Agreement will be deemed not to, amend or supplement the Ruby Hollow Disclosure Letter or the representations and warranties of the Sellers under this Agreement, except to the extent the Ruby Hollow Disclosure Letter is amended in writing by Ruby Hollow with respect to such disclosure.

6.4 Appraisal

During the Interim Period, the Sellers shall procure, and deliver to the Purchasers not less than twenty (20) Business Days after to the Effective Date, the Appraisal. The Appraisal shall set out, separately, the estimated fair market value of the CCMC Excluded Assets, the TCM Excluded Assets, the NSR, the Burgin Milestone Payment, the Extracted Minerals Payment and the TCM Deferred Payment.

6.5 Actions to Satisfy Closing Conditions

During the Interim Period, the Sellers and Purchasers shall take all actions within their power and control to satisfy and fulfill the conditions set out in Section 8.1 and Section 8.3, respectively.

6.6 Request for Consents

Prior to Closing, the Sellers shall use commercially reasonable efforts to obtain or provide, as the case may be, all Required Consents and all Required Authorizations. If the Purchasers complete the transactions contemplated by this Agreement on the Closing Date notwithstanding that any of such consents or approvals have not been obtained, no waiver of any such consent requirement will be inferred, and the Sellers shall use their reasonable efforts, with the reasonable cooperation of the Purchasers, to obtain such consents and approvals as soon as is reasonably possible after Closing.

6.7 Tax Returns; Tax Elections; Tax Apportionment

(a) Ruby Hollow shall, at Ruby Hollow's sole cost and expense, prepare and timely file, all Tax Returns of each Corporation and each CCMC Subsidiary due on or prior to the Closing Date, and such Tax Returns will be prepared on a basis consistent with past practice and accounting methods of such Corporation and the Tax Representations and Warranties.

(b) Purchasers shall, at the Purchasers' sole cost and expense, prepare, or cause to be prepared, and Ruby Hollow shall assist the Purchasers in timely filing, all income Tax Returns of Chief Consolidated that are required to be filed after the Closing Date with respect to any periods commencing prior to the Closing Date. Such Tax Returns will be prepared on a basis consistent with past practice and accounting methods of Chief Consolidated and the Tax Representations and Warranties. The Purchasers shall submit to Ruby Hollow draft copies of such Tax Returns for its review and comment at least 30 days prior to filing and the Purchasers, acting reasonably, shall take into consideration Ruby Hollow's comments, if any, in respect of such Tax Returns.

(c) After the Closing Date, the Purchasers and Sellers shall cooperate with each other, to the extent reasonably requested by the other Party, in connection with Tax matters relating to either Corporation, any CCMC Subsidiary or the transactions contemplated by this Agreement, including: (i) the preparation and filing of any Tax Returns (including any extensions thereto); (ii) the examination of Tax Returns; (iii) any audit, administrative or judicial proceeding with respect to Taxes assessed or proposed to be assessed; and (iv) any claim for indemnification with respect to Taxes made pursuant to Article 10.

(d) Such cooperation will include the retention and (upon the other Party's request) the provision of records and information which are reasonably relevant to any such Tax Return or Tax proceeding and making employees available on a mutually convenient basis to provide additional information with respect to any Tax proceeding and explanation of any material provided under this Agreement.

(e) The Sellers shall ensure that, as of the Closing Date, each Corporation and each CCMC Subsidiary is in possession of all books and records relating to Tax matters pertinent to such Corporation or CCMC Subsidiary, as applicable, relating to any tax period prior to Closing. For a period of four years after the Closing Date, the Purchasers will retain such books and records of each Corporation and CCMC Subsidiary in a manner reasonably consistent with prior practice of the Corporation. Upon reasonable notice from any Seller with a proper business purpose, the Purchasers will afford a Representative of such Seller reasonable access (including the right to make, at such Seller's expense, photocopies) to such books and records during normal business hours, and the Purchasers may have a Representative present during such period of access.

Notwithstanding anything to the contrary herein, Purchasers shall grant Sellers upon no less than ten (10) Business Days' prior written Notice during business hours the right to inspect the books and records of Chief Consolidated and TCM through and including the 2022 tax year solely for purposes of verifying any Tax Liabilities for which Sellers are responsible hereunder and to ensure that the books and accounts of Sellers are accurate and consistent with those of Chief Consolidated and TCM. Each Seller agrees that any information disclosed to such Seller pursuant to this Section 6.7(e) is Confidential Information and that such Seller may only disclose such information only to those of its Representatives who need to know such Confidential Information for the purpose set out in this Section 6.7(e). Each Seller agrees to treat confidentially and not disclose, and to cause each of its Representatives to treat confidentially and not disclose, any information disclosed to such Seller pursuant to this Section 6.7(e). No Seller will use, nor permit its Representatives to use, Confidential Information disclosed to such Seller pursuant to this Section 6.7(e) for any other purpose nor in any way that is, directly or indirectly, detrimental to the Purchasers, either Corporation or any CCMC Subsidiary. The Parties agree that the provisions of Section 7.1(b) and 7.1(c) shall apply with respect to any information disclosed to the Sellers pursuant to this Section 6.7(e). The provisions of this Section 6.7(e) shall survive Closing.

(f) On and after the Closing Date, Purchasers will not (i) make any election under US Tax Act Section 338 with respect to the transactions contemplated by this Agreement or (ii) without the prior written consent of the Sellers or unless otherwise required by applicable Laws, cause or permit any of the Corporations or the CCMC Subsidiaries to file any amended Tax Return with respect to a Tax Return that was filed before the Closing or make any Tax related election that increases Liabilities for Tax of any of the Corporations or the CCMC Subsidiaries for any taxable period ending on or prior to the Closing Date or portion of a taxable period through and including the Closing Date.

(g) In the case of Taxes that are payable with respect to a taxable period that begins on or before the Closing Date and ends after the Closing Date, the portion of any such Tax that is allocable to the portion of the period ending on the Closing Date will be:

(i) in the case of Taxes other than those described in 6.7(g)(ii), including Taxes that are (i) based upon or related to income or receipts, (ii) imposed in connection with any sale, purchase or other transfer or assignment of property (real or personal, tangible or intangible) and (iii) related to payroll or employment, deemed equal to the amount which would be payable if the taxable period of each Corporation and CCMC Subsidiary ended as of the close of business on the Closing Date; and

(ii) in the case of Taxes imposed on a periodic basis with respect to the assets of the Corporations and the CCMC Subsidiaries, deemed to be the amount of such Taxes for the entire period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period), multiplied by a fraction the numerator of which is the number of calendar days in the period ending on the Closing Date and the denominator of which is the number of calendar days in the entire period.

6.8 Pre-Closing Transactions

(a) Prior to Closing, the Sellers and Chief Consolidated shall complete all actions and documentation required in connection with the following:

(i) the NewCo Structuring;

(ii) the CCMC Excluded Assets Sale, including the execution and delivery of NewCo Note #1, such that at the Closing Time all of the CCMC Excluded Assets are held by NewCo and NewCo Note #1 is held by Chief Consolidated;

(iii) the TCM Excluded Assets Sale, including the execution and delivery of NewCo Note #2, such that at the Closing Time all of the TCM Excluded Assets are held by NewCo and NewCo Note #2 is held by TCM.

(b) The Sellers and Chief Consolidated shall provide to the Purchasers, at least 20 Business Days prior to date of the proposed implementation of the Excluded Assets Sales, a draft of the Excluded Assets Sale Agreements and any other material documents that are required to implement the Excluded Assets Sales (collectively, the "Excluded Assets Sale Documents"). The Purchasers shall be permitted to review and comment upon the Excluded Assets Sale Documents for the purpose of ensuring that such documents reflect the common intention of the Parties in relation to the Excluded Assets Sales, and any comments of the Purchasers shall be reasonably considered by the Sellers and Chief Consolidated, provided that the Excluded Assets Sales shall not adversely affect the Sellers or either of the Corporations.

(c) NewCo shall have no obligation to close on the Excluded Assets Sales unless and until the Purchasers are irrevocably obligated to proceed with Closing.

6.9 Osisko Loan

On the later of (i) five (5) Business Days following the Effective Date; and (ii) upon execution and delivery by the applicable Sellers of the Osisko Loan Documents to the Purchasers, the Purchasers shall provide to Chief Consolidated a non-interest bearing loan in the amount of $5,000,000 (the "Osisko Loan") pursuant to a convertible promissory note. The convertible promissory note evidencing the Osisko Loan will provide that (i) $3,500,000 of the Osisko Loan amount will be made available to Chief Consolidated upon execution and delivery of the Osisko Loan Documents by the applicable Sellers to Osisko; and (ii) the remaining $1,500,000 will be made available to Chief Consolidated at or following Closing, at the Purchasers' reasonable discretion, but in no event later than the effective time of the Merger. The proceeds of the Osisko Loan shall be applied by Chief Consolidated as follows (in each case, only to the extent of any remaining unapplied portion of the Osisko Loan):

(a) firstly, to pay, prior to the Closing Time, the Closing Indebtedness set forth on Section 6.9 of the Ruby Hollow Disclosure Letter;

(b) secondly, to pay, following the Closing Time and before the date of the Merger, any Closing Liabilities set forth on Section 6.9 of the Ruby Hollow Disclosure Letter;

(c) thirdly, to pay, following the Closing Time, any Closing Taxes; and

(d) fourthly, for such other purposes as the Purchasers, in their sole discretion, may elect.

6.10 [Reserved]

6.11 Merger

(a) The Sellers hereby confirm that the board of directors of Chief Consolidated has unanimously:

(i) determined that the Merger Consideration payable to the Non-Rolling Shareholders and the Umbrella Transactions involving Chief Consolidated are fair to the Non-Rolling Shareholders, and that the Merger is in the best interests of Chief Consolidated and the Non-Rolling Shareholders; and

(ii) resolved to support the Merger and to recommend the Merger to the Non-Rolling Shareholders for approval, all on the terms and subject to the conditions contained herein.

(b) As soon as reasonably practicable after the execution of this Agreement, the Sellers shall cause Chief Consolidated to prepare and complete, in consultation with the Purchasers, the Merger Agreement together with any other documents required by the Delaware General Corporations Law and any other applicable Laws in connection with the Merger, and the Sellers shall, as promptly as reasonably practicable after the execution of this Agreement, cause the Merger Agreement and the other Merger Documents to be filed and to be sent to each Non-Rolling Shareholder and other Persons as required by applicable Laws, in each case so as to permit the Merger to be consummated within the time required by Section 6.11(e).

(c) The Sellers and Purchasers shall work together to ensure that the Merger Documents comply in all material respects with all applicable Laws.

(d) The Sellers shall promptly advise the Purchasers of receipt of any communication (written or oral) from any Non-Rolling Shareholder in opposition to the Merger and provide a copy thereof to the Purchasers.

(e) Provided that the Closing has occurred, the Purchasers shall, within five (5) Business Days after the Closing Date, cause the Merger to be implemented in accordance with this Agreement and the Merger Agreement.

(f) On or after the Closing Date and prior to the effective time of the Merger, the Purchasers shall contribute, or cause to be contributed, to Osisko Subco, Chief Consolidated or Merger Subco, as applicable, sufficient funds to permit Osisko Subco, Chief Consolidated or Merger Subco, as applicable, to pay the Merger Consideration to which the Non-Rolling Minority Shareholders are entitled in accordance with the Merger Agreement. For avoidance of doubt, Sellers shall not have any obligation to contribute any portion of the Merger Consideration.

(g) Ruby Hollow shall, and shall cause Canada Ltd. to (i) do all such things and to take all such steps as may reasonably be required to be done or taken by the holders of interest in Chief Consolidated to vote, or cause to be voted, all of the stock held by Ruby Hollow and Canada Ltd. having voting rights in respect of the Merger in favor of the Merger and any and all related matters to be put before the stockholders of Chief Consolidated in connection with the Merger, (ii) do all such things and to take all such steps as may reasonably be required to be done to vote, or cause to be voted, to oppose any proposed action by any Person whatsoever which could reasonably be expected to prevent, impede or delay the completion of the Merger or the transactions contemplated by this Agreement; (iii) not exercise any dissent or appraisal rights with respect to the stock of Chief Consolidated held by Ruby Hollow and Canada Ltd. which might be available to the stockholders of Chief Consolidated in connection with the Merger; and (iv) not exercise any shareholder rights or remedies available at common law or pursuant to corporate Laws or applicable securities Laws to delay, hinder or challenge the Merger.

6.12 HSR Approvals

Promptly following, but in no event later than ten (10) Business Days following the Effective Date, Purchasers shall prepare and submit all required filings to obtain the HSR Approvals. Sellers shall work together in good faith to assist Purchasers in obtaining the HSR Approvals.

6.13 Contribution and Set-Off of Osisko Parent Note, Osisko Subco Note #1 and Osisko Subco Note #2

(a) Promptly following the Closing, the Parties shall undertake the following transactions in the order set out below:

(i) Ruby Hollow shall contribute and assign the Osisko Parent Note and the Osisko Subco Note #1 to NewCo;

(ii) NewCo shall transfer and assign each of the Osisko Parent Note, the Osisko Subco Note #1 and Osisko Subco Note #2 to Osisko Subco in exchange for the issuance by Osisko Subco to NewCo of the Osisko Subco Note #3 and Osisko Subco Note #4, and upon such exchange the Osisko Subco Note #1 and Osisko Subco Note #2 shall be cancelled;

(iii) NewCo shall transfer and assign the Osisko Subco Note #3 to Chief Consolidated in full payment and satisfaction of NewCo's obligations under the NewCo Note #1, and upon such assignment the NewCo Note #1 shall be cancelled;

(iv) NewCo shall transfer and assign the Osisko Subco Note #4 to TCM in full payment and satisfaction of NewCo's obligations under the NewCo Note #2, and upon such assignment the NewCo Note #2 shall be cancelled;

(b) Each of the Sellers acknowledges and agrees that upon completion of the transactions described in Sections 6.13(a)(i) and 6.13(a)(ii), Osisko Parent and Osisko Subco shall be released from any and all obligations owing by them to the Sellers pursuant to the Osisko Parent Note, Osisko Subco Note #1, Osisko Subco Note #2, Osisko Subco Note #3 and Osisko Subco Note #4.

(c) Each of the Purchasers acknowledges and agrees that upon completion of the transactions described in Sections 6.13(a)(iii) and 6.13(a)(iv), NewCo shall be released from any and all obligations owing by it to Chief and TCM, respectively, pursuant to the NewCo Note #1 and the NewCo Note #2. The Purchasers shall, upon completion of the transactions described in Sections 6.13(a)(iii) and 6.13(a)(iv), provide the Sellers with such evidence of the cancellation and termination of NewCo Note #1 and NewCo Note #2 as the Sellers may reasonably request.

ARTICLE 7

CONFIDENTIALITY

7.1 Confidentiality

(a) Each Party acknowledges that it has previously entered into the Confidentiality and Exclusivity Agreement and must comply with its obligations as set out in the Confidentiality and Exclusivity Agreement. Each Party acknowledges and agrees that upon Closing, the Confidentiality and Exclusivity Agreement will terminate and the Purchasers will not be prevented from using or disclosing information with respect to either Corporation, any CCMC Subsidiary, TCM, the Business or the Business Assets, except that no Party may disclose the contents of this Agreement, the Ancillary Agreements or any information in connection with the Acquisition or negotiations leading up to the Acquisition, without the prior written consent of the other Party or otherwise pursuant to Section 12.1 (Announcements). If the Acquisition does not occur, the Confidentiality and Exclusivity Agreement will continue in full force and effect in accordance with its terms.

(b) After the Closing, the Sellers shall hold, and shall use commercially reasonable efforts to cause its Representatives to hold, in confidence any and all information, whether written or oral, concerning each Corporation, each CCMC Subsidiary, TCM, the Business and the Business Assets, except to the extent that Ruby Hollow can show that such information is generally available to and known by the public through no fault of either Seller or any of their respective Representatives.

(c) If any of the Sellers or any of their respective Representatives are compelled, whether by judicial or administrative process or by other requirements of Law, to disclose any information which it has covenanted not to disclose, the Sellers shall: (i) promptly notify the Purchasers in writing of their obligation to disclose; (ii) disclose only that portion of information that they are legally required to disclose in the opinion of their legal counsel; and (iii) at all times, use commercially reasonable efforts to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded to such information by the recipients thereof.

(d) Sections 7.1(b) and 7.1(c) shall survive Closing.

ARTICLE 8

CONDITIONS

8.1 Conditions to the Obligations of the Purchasers

The obligation of the Purchasers to complete the transactions contemplated by this Agreement is subject to the following conditions being fulfilled or performed at or before the Closing (or before such other time as indicated below):

(a) Accuracy of Representations and Warranties. The representations and warranties of the Sellers contained in this Agreement and in all applicable Ancillary Agreements will be true and accurate in all material respects on the date hereof and as at the Closing with the same force and effect as though such representations and warranties had been made as of the Closing (or, if made as of a particular date, as of such date).

(b) Performance of Covenants. The Sellers will have fulfilled, performed and complied with, and caused each Corporation to fulfill, perform and comply with, all covenants and obligations contained in this Agreement and in all applicable Ancillary Agreements required by them to be fulfilled, performed or complied with at or before the Closing in all respects.

(c) Certificate. Each of the Sellers will have executed and delivered to the Purchasers a certificate in such form as Ruby Hollow's Counsel and Purchasers' Counsel agree confirming that each of the conditions set forth in Section 8.1(a) and Section 8.1(b) have been satisfied and that all conditions precedent to the Merger have been completed in compliance with Section 6.10.

(d) Consents. All Required Consents will have been obtained or given by the Sellers and delivered to the Purchasers on terms acceptable to the Purchasers, in the Purchasers' sole discretion, and all such Required Consents will be in full force and effect as at the Closing.

(e) Authorizations. All Required Authorizations will have been obtained or given by the Sellers and delivered to the Purchasers on terms acceptable to the Purchasers, in the Purchasers' sole discretion, and all such Required Authorizations will be in full force and effect as at the Closing.

(f) TSX-V Approval. The TSX-V shall have conditionally approved the completion of the Acquisition and the listing of the Consideration Shares on terms and conditions reasonably satisfactory to the Purchasers.

(g) Closing Deliverables. The Sellers will have executed and delivered to, or will have caused to be executed and delivered to, the Purchasers at Closing the documents set out in Section 9.2(a) in form and substance satisfactory to the Purchasers, acting reasonably.

(h) No Legal Action or Proceedings. No order, decision or ruling of any Governmental Authority will have been made, and no Legal Proceeding will be in progress, pending or threatened which, in the opinion of the Purchasers, is likely to result in an order, decision or ruling:

(i) to disallow, enjoin, prohibit or impose any limitations or conditions on the transactions contemplated by this Agreement or the right of the Purchasers to own the Purchased Securities; or

(ii) to impose any limitations or conditions which may have an adverse effect on the Business or the Condition of either Corporation.

(i) Material Adverse Change. As of the Closing Date, no Material Adverse Change will have occurred in connection with the Business Assets, Business or Condition of either Corporation or TCM, and no Law will have been introduced which might reasonably be expected to constitute a Material Adverse Change.

(j) Pre-Closing Transactions. Each of (i) the NewCo Structuring and (ii) the Excluded Assets Sales shall have been completed to the reasonable satisfaction of the Purchasers.

(k) Title Opinion. The Purchasers will have received an acquisition title opinion with respect to patented mining claims selected by the Purchasers surrounding the Trixie Mine and the Burgin Mine, which such title opinion shall not include any material adverse changes as compared to the information set forth in the [… ***…]1 (the "Existing Insurance Policy"). For the avoidance of doubt, this condition shall be fulfilled in the event the title opinion provided to Purchasers pursuant to this Section 8.1(k) does not contain any material adverse change as compared to the Existing Insurance Policy with respect solely to the property covered by the Existing Insurance Policy. And in the event the title opinion provided to Purchasers pursuant to this Section 8.1(k) does contain any material adverse changes as compared to the Existing Insurance Policy, this condition shall be deemed unfulfilled only to the extent Purchasers provide Sellers Notice of such material adverse changes on or prior to February 14, 2022.

(l) United States Approvals. Any approvals or filings required by the Hart Scott Rodino Act ("HSR Approvals") shall have been obtained.

(m) IG Tintic Acquisition. The Purchasers will have completed their acquisition of 75% of the limited liability company membership interests in TCM from IG Tintic.

8.2 Waiver or Termination by Purchasers Upon Unfilled Condition

If any condition in Section 8.1 has not been fulfilled or waived at or before the Closing or if any such condition is or becomes impossible to satisfy, in each case other than as a result of the failure of the Purchasers to comply with their obligations under this Agreement, then the Purchasers in their sole discretion may, without limiting any rights or remedies available to the Purchasers at Law, either:

(a) terminate this Agreement by notice to the Sellers, as provided in Section 11.1(b); or

(b) waive compliance with any such condition without prejudice to the Purchasers' right of termination in the event of non-fulfilment of any other condition.

8.3 Conditions to the Obligations of Sellers

The obligation of the Sellers to complete the transactions contemplated by this Agreement are subject to the following conditions being fulfilled or performed at or before the Closing:

(a) Accuracy of Representations and Warranties. The representations and warranties of the Purchasers contained in this Agreement and in all applicable Ancillary Agreements will be true and accurate in all material respects on the date hereof and as at the Closing in all respects with the same force and effect as though such representations and warranties had been made as of the Closing (or, if made as of a particular date, as of such date).

(b) Performance of Covenants. The Purchasers will have fulfilled, performed and complied with all covenants and obligations contained in this Agreement and in any Ancillary Agreement required by them to be fulfilled, performed or complied with at or before the Closing in all respects.

(c) Certificate. Each of the Purchasers will have executed and delivered to the Sellers a certificate in such form as Ruby Hollow's Counsel and Purchasers' Counsel agree confirming that each of the conditions set forth in Section 8.3(a) and Section 8.3(b) have been satisfied.

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1 Competitive Information - Identifying Information

(d) Closing Deliverables. The Purchasers will have executed and delivered to the Sellers at Closing the documents set out in Section 9.2(b) in form satisfactory to the Sellers, acting reasonably.

8.4 Waiver or Termination by Ruby Hollow Upon Unfilled Condition

If any condition in Section 8.3 has not been fulfilled or waived at or before the Closing or if any such condition is or becomes impossible to satisfy, in each case other than as a result of the failure by any Seller to comply with its obligations under this Agreement, then the Sellers in their sole discretion may, without limiting any rights or remedies available to the Sellers at Law, either:

(a) terminate this Agreement by notice to the Purchasers, as provided in Section 11.1(c); or

(b) waive compliance with any such condition without prejudice to the Sellers' right of termination in the event of non-fulfilment of any other condition.

ARTICLE 9

CLOSING PROCESS AND DELIVERABLES

9.1 Date, Time and Place of Closing

The closing of the Acquisition will occur electronically or in such other manner as the Parties may agree in writing (the "Closing"). Notwithstanding that the Closing may occur at a time on the Closing Date other than the Closing Time, the Parties agree that upon the completion of the Closing the Acquisition will be effective as of the Closing Time.

9.2 Closing Deliverables

(a) At or before the Closing, the Sellers shall execute and deliver, or cause to be executed and delivered, to the Purchasers the following in form and substance satisfactory to the Purchasers, acting reasonably:

(i) share certificates representing the Purchased Securities accompanied with duly executed share transfer forms or duly issued share certificates representing the Purchased Securities in the name of the Purchasers;

(ii) certified copies of: (A) the CCMC Governance Documents and Canada Ltd. Governance Documents; and (B) all necessary director and shareholder resolutions, authorizations and proceedings of the Sellers and the Corporations that are required to be taken or obtained to permit the valid transfer and registration of the Purchased Securities to and in the name of the Purchasers and the completion of such other transactions contemplated by this Agreement and the Ancillary Agreements, as applicable;

(iii) a certificate of status, compliance, good standing or like certificate with respect to each Corporation issued by the appropriate government official of the jurisdiction of its formation and of each jurisdiction in which such Corporation carries on business as set out in Section 3.1 of Ruby Hollow Disclosure Letter;

(iv) the certificate referred to in Section 8.1(c);

(v) a duly executed copy of each of the Ancillary Agreements to which it is a party;

(vi) a duly executed resignation of and release of claims in favour of each Corporation from each of the directors and officers of the applicable Corporation;

(vii) a duly executed release of claims in favour of each Corporation and TCM from each of the Sellers;

(viii) a duly executed resignation of and release of claims in favour of each CCMC Subsidiary from each of the directors and officers of the applicable CCMC Subsidiary;

(ix) the books and records of, or documents relating to, each Corporation, each CCMC Subsidiary, the Business Assets and the Business including the Corporate Records and all accounting and tax records, returns, forms and elections and relevant working papers and files and data in the possession of the Sellers and any other Third Party on behalf of the Corporation that were not previously delivered to the Purchasers, it being understood that the Sellers make no representations and warranties with respect to such materials and information except as expressly set forth herein;

(x) a receipt of each of the Sellers acknowledging receipt of their respective allocation of the Purchase Price in accordance with Section 2.2;

(xi) a counterpart to the Burgin Milestone Payment Agreement duly executed by each of the Sellers;

(xii) a counterpart to the NSR Assignment Agreement duly executed by each of the Sellers;

(xiii) a counterpart to the TCM Deferred Payment Agreement duly executed by each of the Sellers;

(xiv) all Required Consents and Required Authorizations;

(xv) evidence of discharge of all Encumbrances (other than Permitted Encumbrances); and

(xvi) such other documents or items that are customary in similar transactions to those described in this Agreement or that may be requested by Purchasers' Counsel.

(b) At or before the Closing, the Purchasers shall execute and deliver, or cause to be executed and delivered to the Sellers, the following in form and substance satisfactory to the Sellers, acting reasonably:

(i) a certified copy of resolutions of the directors of the Purchasers as may be required in order to authorize the execution, delivery and performance of this Agreement and the Ancillary Agreements, as applicable, by the Purchasers;

(ii) the certificate referred to in Section 8.3(c);

(iii) a duly executed copy of each of the Ancillary Agreements to which it is a party;

(iv) the Base Purchase Price in accordance with Sections 2.2, 2.3 and 2.4;

(v) a duly executed release of claims in favor of Sellers from TCM;

(vi) a counterpart to the Burgin Milestone Payment Agreement duly executed by each of the Purchasers;

(vii) a counterpart to the NSR Assignment Agreement duly executed by each of the Purchasers;

(viii) a counterpart to the TCM Deferred Payment Agreement duly executed by each of the Purchasers; and

(ix) such other documents or items that are customary in similar transactions to those described in this Agreement or that may be requested by Ruby Hollow's Counsel.

(c) At the Closing, the Purchasers shall deliver, or cause to be delivered, to the Sellers share certificates or Direct Registration System Advices representing the Consideration Shares, free and clear of all Encumbrances, in accordance with Section 2.4(a), together with evidence satisfactory to the Sellers that the Sellers or their respective nominee(s) will be entered upon the books of Osisko Parent's transfer agent as the holders of the Canada Ltd. Consideration Shares, Ruby Hollow Consideration Shares and the NewCo Consideration Shares, respectively, promptly upon Closing.

ARTICLE 10

INDEMNIFICATION

10.1 Indemnity by the Sellers

(a) Each of the Sellers covenants and agrees, on a joint and several basis, to indemnify and hold harmless the Purchaser Indemnified Parties from and against any Losses incurred or suffered by the Purchaser Indemnified Parties, directly or indirectly, as a result of, in respect of or arising out of:

(i) any breach or failure to perform or fulfill any covenant or obligation on the part of Ruby Hollow or NewCo contained in this Agreement or in any document or certificate given by them in order to carry out the transactions contemplated by this Agreement;

(ii) subject to Section 10.1(b), the inaccuracy or breach of any representation or warranty made by the Sellers contained in this Agreement or in any document or certificate given by them in order to carry out the transactions contemplated by this Agreement;

(iii) any Excluded Taxes, but only to the extent the aggregate amount of such Excluded Taxes exceeds the amount of any Closing Taxes paid by Chief Consolidated out of the Osisko Loan in accordance with Section 6.9(c);

(iv) any Taxes (other than Excluded Taxes): (A) on, in respect of, or payable by either Corporation or any CCMC Subsidiary for all taxation years or periods ending on or before the Closing Date, together with the portion of any Taxes for any taxation year or period ending after the Closing Date that is attributable to the portion of such year or period up to the Closing Date pursuant to Section 6.7(g), or (B) payable as a result of or in connection with any transactions, reorganizations or distributions effected by either Corporation or any CCMC Subsidiary, as applicable, prior to the Closing Date;

(v) all Closing Indebtedness, other than (A) the Purchased Percentage of any Closing Indebtedness included in the Excess Closing Liabilities or (B) any Closing Indebtedness paid or required to be paid by Chief Consolidated out of the Osisko Loan in accordance with Section 6.9(a);

(vi) all Liabilities or other obligations of either Corporation or the CCMC Subsidiaries (other than the Osisko Loan, Taxes or any Closing Indebtedness) outstanding immediately prior to the Closing Time, other than (A) the Purchased Percentage of any Liabilities included in Excess Closing Liabilities or (B) any Liabilities paid or required to be paid by Chief Consolidated out of the Osisko Loan in accordance with Section 6.9(b);

(vii) any Third-Party Claim against any Purchaser Indemnified Party instituted after the Closing Time, which is based on an act or omission of either Corporation, any CCMC Subsidiary, Ruby Hollow or NewCo that occurred or commenced following the Ruby Hollow Acquisition Date and prior to the Closing Time, whether or not known to any of the Parties at the Closing Time;

(viii) the Excluded Assets, the Excluded Assets Sales, and any business conducted by Chief Consolidated other than the Business, regardless of whether such Losses related to indebtedness, Liabilities or other obligations that are outstanding prior to the Closing Time or that arise at or after the Closing Time;

(ix) any Environmental Liability to the extent arising as a result of any Environmental Condition or non-compliance by the Corporations or any of their subsidiaries with the Environmental Laws or Environmental Permits following the Ruby Hollow Acquisition Date and prior to the Joint Venture Date; and

(x) any Liabilities incurred by Chief Consolidated in connection with any appraisal rights exerted by any Non-Rolling Shareholder under applicable Law in connection with the consideration received by such Non-Rolling Shareholder in connection with the Merger.

(b) The obligations of indemnification by the Sellers pursuant to Section 10.1(a) will be subject to the following:

(i) the provisions of Section 5.1 with respect to the survival of the representations and warranties by the Sellers; and

(ii) the provisions of Section 10.3 through to Section 10.7 and Section 10.9.

10.2 Indemnity by the Purchasers

(a) Each of the Purchasers covenants and agrees, on a joint and several basis, to indemnify and hold harmless the Seller Indemnified Parties from and against any Losses incurred or suffered by any Seller Indemnified Party, directly or indirectly, as a result of, in respect of or arising out of:

(i) any breach or failure to perform or fulfill any covenant (including Section 6.9) or obligation on the part of any Purchaser contained in this Agreement or in any document or certificate given by any Purchaser in order to carry out the transactions contemplated by this Agreement; and

(ii) any inaccuracy or breach of any representation or warranty made by the Purchasers contained in this Agreement or in any document or certificate given by the Purchasers in order to carry out the transactions contemplated by this Agreement.

(b) The obligations of indemnification by the Purchasers pursuant to Section 10.2(a) will be subject to the following:

(i) the provisions of Section 5.2 with respect to the survival of the representations and warranties by the Purchasers; and

(ii) the provisions of Section 10.4 through to Section 10.7 and Section 10.9.

10.3 Limitations to Indemnity by the Sellers

(a) Subject to Section 10.3(b):

(i) no claim may be made against the Sellers until the aggregate of all Losses exceeds $[…***…]2, in which event the Sellers shall be required to pay or be liable for the entire amount of such claims (subject to the provisions of this Article 10) in excess of $[…***…]3; and

(ii) the maximum, combined liability of the Sellers under this Agreement will be limited to $[…***…]4.

(b) Section 10.3(a) will not apply with respect to:

(i) any claim for indemnification made pursuant to Sections 10.1(a)(i) (Breach of Covenants), 10.1(a)(iii) (Closing Taxes), 10.1(a)(iv) (Taxes), 10.1(a)(v) (Closing Indebtedness), 10.1(a)(vii) (Third-Party Claims), 10.1(a)(viii) (Excluded Assets and Other Business) and 10.1(a)(viii) (Environmental Liability);

(ii) a breach of any of the Fundamental Representations and Warranties or the Tax Representations and Warranties; or

__________________________________

2 Competitive Information - Commercially Sensitive Terms.

3 Competitive Information - Commercially Sensitive Terms.

4 Competitive Information - Commercially Sensitive Terms.

(iii) Fraud with respect to any representation or warranty in this Agreement or any document or certificate given in order to carry out the transactions contemplated by this Agreement,

none of which shall be limited by any threshold or liability cap set out in Section 10.3(a).

10.4 Other Limitations on Liability

No Party will have any liability to any Indemnified Party to the extent of:

(a) any insurance proceeds actually received by such Indemnified Party with respect to such damages, net of any deductible and costs of collection and any increase in the annual insurance premium of said insurance policies for any subsequent period resulting from the filing and collection of such insurance claim; or

(b) any net Tax benefit actually obtained in the year the damages are incurred or in the immediately succeeding taxation year by the Indemnified Party as a result of the damages giving rise to the claim under this Agreement.

10.5 Notification of Indemnity Claims

(a) If an Indemnified Party has a Direct Claim against an Indemnifying Party, the Indemnified Party must give prompt written notice of the Direct Claim to the Indemnifying Party.

(b) If a Third-Party Claim is made against an Indemnified Party, the Indemnified Party must give prompt written notice of the Third-Party Claim to the Indemnifying Party. The notice must specify (to the extent the information is available): (i) the basis for the Third-Party Claim; (ii) the party making the Third-Party Claim; and (iii) the estimated amount of the Loss.

(c) The failure to give such prompt written notice will not, however, relieve the Indemnifying Party of its indemnification obligations.

(d) Upon receipt of a notice described in this Section 10.5 by an Indemnifying Party, the provisions of Section 10.6 will apply to any Direct Claim and the provisions of Section 10.7 will apply to any Third-Party Claim.

10.6 Indemnification Procedure for Direct Claims

(a) The Indemnifying Party will have 30 days from the receipt of notice of a Direct Claim to investigate the Direct Claim. For the purpose of the investigation, the Indemnified Party shall make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate the Direct Claim as well as any information that the Indemnifying Party may reasonably request.

(b) If the Parties agree as to the validity and amount of the Direct Claim on or prior to the expiration of such 30-day period (or any extension of such period agreed to by the Parties), the Indemnifying Party shall immediately pay to the Indemnified Party the full agreed upon amount of the Direct Claim. If the Parties do not agree within such 30-day period (or any extension of such period agreed to by the Parties), the Parties agree that the Indemnified Party will be free to pursue such remedies as may be available to the Indemnified Party subject to the provisions of this Agreement.

10.7 Indemnification Procedure for Third-Party Claims

(a) The Indemnifying Party may, by written notice given to the Indemnified Party not later than 30 days after receipt of the notice described in Section 10.5, assume control of the defence, compromise or settlement of the Third-Party Claim so long as:

(i) the Indemnified Party has at all times the right to fully participate in the defence at its own cost and expense (except the Indemnifying Party must reimburse the Indemnified Party for all Losses incurred by the Indemnified Party in connection with the investigation and defence of the Third-Party Claim prior to the date the Indemnifying Party validly exercised its right to assume the investigation and defence of the Third-Party Claim);

(ii) the Third-Party Claim involves only money damages and does not seek an injunction or other equitable relief against the Indemnified Party;

(iii) the Third-Party Claim is not made or asserted by a supplier or customer of the Corporation;

(iv) the Indemnified Party determines in good faith that joint representation would not create a conflict of interest or be inappropriate where the Indemnifying Party is also a party to the Third-Party Claim; and

(v) settlement of, or an adverse judgment with respect to, the Third-Party Claim is not, in the reasonable judgment of the Indemnified Party, likely to have an adverse effect on its continuing business interests.

(b) If the Indemnifying Party assumes the defence of a Third-Party Claim, the Indemnifying Party must:

(i) retain counsel satisfactory to the Indemnified Party, acting reasonably;

(ii) actively and diligently proceed with the defence, compromise or settlement of the Third-Party Claim at its sole cost and expense;

(iii) keep the Indemnified Party fully advised with respect to the status of the Third- Party Claim (including providing copies of all relevant documents promptly as they become available and giving access to all records and files relating to the defense of the Third-Party Claim) and must arrange for its counsel to inform the Indemnified Party on a regular basis of the status of the Third-Party Claim; and

(iv) not consent to the entry of any judgment or enter into any settlement with respect to the Third-Party Claim unless consented to in writing by the Indemnified Party (which consent may not be unreasonably or arbitrarily withheld or delayed).

(c) the Indemnified Party shall, at the expense of the Indemnifying Party, cooperate with the Indemnifying Party and use commercially reasonable efforts to make available to the Indemnifying Party all relevant information in its possession or under its control (provided that it does not cause either of them to breach any confidentiality obligations) and shall take such other steps as are, in the reasonable opinion of counsel for the Indemnifying Party, necessary to enable the Indemnifying Party to conduct such defence so long as:

(i) no admission of fault may be made by or on behalf of the Purchasers or any Purchaser Indemnified Party without the prior written consent of the Purchasers;

(ii) no admission of fault may be made by or on behalf of any Seller or any Seller Indemnified Party without the prior written consent of such Person;

(iii) a Representative of the Indemnified Party is not obligated to take any measures which, in the reasonable opinion of its legal counsel, could be prejudicial or unfavourable to the Indemnified Party; and

(iv) the Indemnified Party receives, as part of any compromise or settlement, a legally binding and enforceable unconditional release, which is in form and substance satisfactory to the Indemnified Party, acting reasonably, from any and all obligations or Liabilities it may have with respect to the Third-Party Claim.

(d) If the Indemnifying Party does not assume the defence of a Third-Party Claim because: (i) it is not entitled to under Section 10.7(a); (ii) it has not elected to assume the defence of a Third-Party Claim or fails to give notice to the Indemnified Party as specified in Section 10.7(a); or (iii) it is not in material compliance, in the opinion of the Indemnified Party acting reasonably, with any of the conditions listed in Section 10.7(b), the Indemnified Party has the right to assume the defence, compromise or settlement of the Third-Party Claim and retain counsel in its sole discretion at the Indemnifying Party's sole cost and expense.

(e) Any settlement or other final determination of the Third-Party Claim pursuant to Section 10.7(c) will be binding upon the Indemnifying Party. The Indemnifying Party shall, at the sole cost and expense of the Indemnifying Party, cooperate fully with the Indemnified Party and use commercially reasonable efforts to make available to the Indemnified Party all relevant information in its possession or under its control and take such other steps as are, in the reasonable opinion of counsel for the Indemnified Party, necessary to enable the Indemnified Party to conduct the defence. The Indemnifying Party shall reimburse the Indemnified Party promptly and periodically for Losses incurred defending against the Third-Party Claim, and shall remain responsible for any Loss the Indemnified Party may suffer resulting from, arising out of, or relating to, the Third-Party Claim to the fullest extent provided in this Article 10.

10.8 Materiality

Subject to the provisions of Sections 10.1 through 10.7, in the case of a claim for indemnification made under Section 10.1 for a breach by any Seller of a representation or warranty that is qualified by materiality, the Purchasers will be entitled to claim the full amount of the Losses resulting from such breach without regard to the materiality qualifier. However, for certainty, the determination of whether there has been a breach under Section 10.1 of a representation or warranty that is qualified by materiality must be made having regard to the materiality qualifier.

10.9 Limitation Periods

Notwithstanding any other provision of this Agreement, the commencement of any action in a court of law in respect of an indemnity claim under Article 10 will be subject to the limitation periods provided under the Limitations Act, 2002 (Ontario), provided that the Parties agree that the limitation periods therein provided will be extended to the latest date permitted pursuant to the Limitations Act, 2002 (Ontario) with the Parties' agreement.

10.10 Agency for Non-Parties

Notwithstanding Section 12.15 (Third-Party Beneficiaries), each Party hereby accepts each indemnity in favour of each of its Indemnified Parties who are not Parties as agent and trustee of that Indemnified Party. Each Party may enforce an indemnity in favour of any of that Party's Indemnified Parties on behalf of each such Indemnified Party.

ARTICLE 11

TERMINATION

11.1 Rights of Termination

This Agreement and the obligations of the Parties to complete the Acquisition may be terminated on or prior to Closing:

(a) by the mutual written consent of the Sellers and the Purchasers;

(b) by the Purchasers if:

(i) there has been a material breach of any representation, warranty, covenant or agreement made by the Sellers under this Agreement and such breach has not been waived by the Purchasers or cured by the Sellers within: (A) 20 days of the Sellers' receipt of written notice of such breach from the Purchasers; or (B) 48 hours of the Sellers' receipt of written notice of such breach from the Purchasers where the Purchasers acquire actual knowledge of the breach within 20 days of the Closing Date; or

(ii) any of the conditions set out in Section 8.1 have not been fulfilled by the Outside Date unless such failure is due to the Purchasers' failure to perform or comply with any of the covenants, agreements or conditions to be performed or complied with by the Purchasers before the Closing Date;

(c) by the Sellers if:

(i) there has been a material breach of any representation, warranty, covenant or agreement made by the Purchasers under this Agreement and such breach has not been waived by the Sellers or cured by the Purchasers within: (A) 20 days of the Purchasers' receipt of written notice of such breach from the Sellers; or (B) 48 hours of Purchasers' receipt of written notice of such breach from the Sellers where the Sellers acquire actual knowledge of the breach within 20 days of the Closing Date; or

(ii) any of the conditions set out in Section 8.3 have not been fulfilled by the Outside Date unless such failure is due to the Sellers' failure to perform or comply with any of the covenants, agreements or conditions to be performed or complied with by the Sellers before the Closing Date;

(d) by the Sellers or the Purchasers if:

(i) any Governmental Authority of competent jurisdiction has threatened to issue or issued any Law, permanent injunction, order, decree, ruling or other action that prohibits or restrains the consummation of the transactions contemplated by this Agreement; or

(ii) the Closing has not occurred by the Outside Date, provided that the right to terminate this Agreement pursuant to this Section 11.1(d)(ii) will not be available to any Party if such Party's failure to fulfill any obligation under this Agreement causes the Closing Date to not occur prior to the Outside Date.

11.2 Effect of Termination

If this Agreement is terminated pursuant to Section 11.1, all obligations of the Parties under this Agreement will terminate, except that each Party's confidentiality obligations under the Confidentiality and Exclusivity Agreement and Sections 12.12 (Expenses), 12.13 (Successors and Assigns) and Article 10 (Indemnification) will survive any termination of this Agreement. Termination of this Agreement pursuant to Section 11.1 will not limit or impair any remedies and indemnities that any Party may have with respect to a breach, default or non-fulfillment by any other Party of its representations, warranties, covenants, conditions or obligations under this Agreement.

ARTICLE 12

GENERAL PROVISIONS

12.1 Good Faith

The Parties acknowledge and agree that they have approached and negotiated this Agreement and the Acquisition in good faith and that they will continue to act in such manner during the Interim Period. In particular and without limiting the generality of the foregoing, the Parties agree to cooperate fully in good faith with each other and their respective representatives in connection with the negotiation and finalization of the form of the Ancillary Agreements to be agreed to during the Interim Period.

12.2 Announcements

No public announcement or press release relating to this Agreement or the Acquisition will be made by any Party without the prior and joint approval of the other Parties as to the content, timing and manner of such public announcement or press release unless such public announcement or press release is required by Law, in which case the disclosing party shall use commercially reasonable efforts to provide prior notice to the other Parties and an opportunity for the other Parties to review and comment on the content, timing, manner and extent of disclosure.

12.3 Further Assurances

At all times after the Closing Date, each Party, at its expense, shall promptly execute and deliver all such documents, including additional conveyances, instruments, transfers, consents and other assurances, and do all such other acts and things as the other Parties, acting reasonably, may from time to time request be executed, delivered or done, in order to better evidence, perfect or give effect to any provision of this Agreement or other document delivered pursuant to this Agreement or any of the respective obligations created or intended to be created by this Agreement.

12.4 Governing Law

This Agreement and any documents delivered in connection with this Agreement will be governed by and construed, interpreted and enforced in accordance with the laws of the State of Delaware and the federal laws of the United States applicable therein.

12.5 Waiver of Jury Trial

Each Party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any Dispute arising under or with respect to this Agreement or any transactions contemplated by this Agreement.

12.6 Dispute Resolution and Submission to Jurisdiction

If any controversy, action, proceeding or dispute (a "Dispute") arises under or with respect to this Agreement the Dispute must be brought in the Federal district court of the State of Delaware located in Wilmington, Delaware or another court of competent jurisdiction in the State of Delaware, and each Party irrevocably submits and agrees to attorn to the non-exclusive jurisdiction of such Federal district court of the State of Delaware. The Parties irrevocably and unconditionally waive any objection to the venue of any Dispute in that court and irrevocably waive and agree not to plead or claim in that court that such Dispute has been brought in a forum lacking jurisdiction or an inconvenient forum.

12.7 No Shop

(a) As and from the date hereof until the earlier of the Outside Date, the Closing Date and the date that this Agreement is terminated pursuant to Section 11.1, each of Ruby Hollow and NewCo shall not, except for the NewCo Structuring, enter into negotiations with, accept or solicit any offer from or enter into any other agreement or understanding with any other Person relating to: (a) the sale of any of the shares or stock of either Corporation, the TCM Interests, the Business Assets or the Business or any part thereof; (b) the issue of any shares, options or other securities of either Corporation or TCM; or (c) the entering into of any joint venture, partnership, merger, arrangement or similar transaction (each, an "Acquisition Proposal").

(b) In the event that any Seller, either Corporation, or, to the knowledge of the Sellers, TCM receives or otherwise becomes aware of, any inquiry, proposal or offer that constitutes or could reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, Confidential Information relating to the Business, the Business Assets, the TCM Assets, the Corporations, TCM or any of the Sellers, including access to any data room of Ruby Hollow, the Corporations or TCM, the Sellers will promptly notify the Purchasers, at first orally and then in writing within 48 hours of such Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions, a copy of the Acquisition Proposal, the identity of all Persons making the Acquisition Proposal, inquiry, proposal, offer or request and shall provide the Purchasers with copies of all material documents or information receive in respect of, from or on behalf of any such Person.

12.8 Time of the Essence

Time is of the essence in the performance of the Parties' respective obligations under this Agreement.

12.9 Remedies Cumulative

The rights and remedies of the Parties under this Agreement are cumulative and in addition and without prejudice to and not in substitution for any rights or remedies provided by Law. Any single or partial exercise by any Party of any right or remedy for default or breach of any term, covenant, obligation or condition of this Agreement does not waive, alter, affect or prejudice any other right or remedy to which such Party may be lawfully entitled for the same default or breach.

12.10 Notices

(a) Method of Giving Notice. Any notice, consent, determination or other communication required or permitted to be given under this Agreement (a "Notice") must be in writing and sent in one of the following ways to the applicable address set out below:

(i) delivered personally to the applicable Party during normal business hours at the address set out below (a Notice so given will be deemed to be received by the addressee when actually delivered);

(ii) if an email address is provided in Section 12.10(b), sent by electronic transmission to the email address to the applicable Party set out below (a Notice so given will be deemed to be received by the addressee on the day of transmission if it is a Business Day and the Notice was transmitted prior to 5:00 p.m. (recipient time) on such day, or if later, the following Business Day); or

(iii) delivered by a prepaid courier service at the address set out below (a Notice so given will be deemed to be received by the addressee when actually delivered).

(b) Addresses for Notice. The addresses of the Parties are as follows:

(i) in the case of the Sellers:

Ruby Hollow LLC
240 Central Park South
Suite 16i

New York, NY 10019

Attention:	Geoff Stanley
Title:	Manager
Email:	[…***…][5]

and with a copy, which does not constitute Notice, to:

Parr Brown Gee & Loveless

101 S. 200 E. Ste. #700

Salt Lake City, UT 84111

______________________________________

5 Personal Information - Contact Information.

Attention: D. Craig Parry and Matthew E. Jensen

Email: […***…]6

(ii) in the case of the Purchasers:

Osisko Development Corp.

1100, av des Canadiens-de-Montreal Suite 300, P.O. Box 211 Montreal, QC H3B 2S2

Attention:	Sean Roosen
Title:	Chief Executive Officer
Email:	[…***…][7]

and with a copy, which does not constitute Notice, to:

Bennett Jones LLP

Suite 3400

1 First Canadian Place

P.O. Box 130

Toronto, Ontario

M5X 1A4

Attention:	Sander Grieve
Email:	[…***…][8]

(c) Change of Address. Any Party may from time to time change its address under this Section 12.10 by giving notice to all other Parties in the manner provided by this Section 12.10.

12.11 Counterparts and Electronic Signatures

This Agreement may be executed and delivered in counterparts and all of which, when taken together, will be deemed to constitute one and the same agreement. A signed copy of this Agreement delivered by facsimile, email or other means of electronic transmission, including electronic signatures, will be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

12.12 Expenses

Except as otherwise expressly provided in this Agreement or the Confidentiality and Exclusivity Agreement, each Party will be responsible for all costs and expenses it incurs (including the fees and disbursements of its legal counsel, investment advisers, brokers, accountants and other professional advisers) in connection with the negotiation, preparation, execution, delivery and performance of this Agreement, the Ancillary Agreements and the transactions contemplated by them, whether or not the transactions contemplated by this Agreement are consummated. For clarity, neither Corporation will not be

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6 Personal Information - Contact Information.

7 Personal Information - Contact Information.

8 Personal Information - Contact Information.

responsible for any expenses incurred by Ruby Hollow in connection with this Agreement or the transactions contemplated by them.

12.13 Successors and Assigns

This Agreement will be binding upon and inure to the benefit of the Parties and their respective successors, permitted assigns, heirs, administrators and legal representatives. The rights and obligations of Ruby Hollow under this Agreement may not be assigned or transferred without the prior written consent of the Purchasers. The rights and obligations of the Purchasers under this Agreement may not be assigned or transferred prior to Closing without the prior written consent of the Sellers, except that a Purchaser may assign its rights and obligations under this Agreement to an Affiliate of the Purchaser, to a lender or lenders as security for obligations owed to a lender or lenders without the consent of the Sellers, or to any Person that acquires all or substantially all of the property and assets of the Purchaser or acquires a majority of the Purchaser's issued and outstanding voting securities, whether by way of amalgamation, merger or otherwise.

12.14 Set-Off

The Sellers agree that, notwithstanding any other provision of this Agreement, any amounts from time to time owing or payable to the Purchasers under or by virtue of this Agreement or any Ancillary Agreement (whether by the Sellers or either one of them) in relation to which the Sellers (or either of them) are responsible to pay, satisfy, discharge, perform or fulfill under this Agreement, may, at the option of the Purchasers, be satisfied by way of set-off against the obligations owing by the Purchaser to the either Seller under or by virtue of this Agreement or any Ancillary Agreement and the Sellers hereby consent to such set-off. Notwithstanding the foregoing, the Purchasers may not exercise any set-off rights outlined in this Section 12.14 without first providing the Sellers thirty (30) days' prior written notice. This Section 12.14 shall survive Closing.

12.15 Third-Party Beneficiaries

Except as specifically provided in Section 10.10 (Agency for Non-Parties), nothing in this Agreement, express or implied, is intended to confer upon any Person, other than the Parties and, as applicable, their respective successors, permitted assigns, heirs, administrators and legal representatives, any rights, remedies, obligations or Liabilities under or by reason of this Agreement. The consent of an Indemnified Party is not required for any amendment or waiver of, or other modification to, this Agreement or any Ancillary Agreement, including any rights of indemnification to which such Person may be entitled.

12.16 Entire Agreement

This Agreement and all documents contemplated by the Umbrella Transactions constitute the entire agreement between the Parties and supersedes all other agreements, representations, warranties, statements, promises, information, arrangements and understandings, whether oral or written or express or implied, with respect to the subject matter of this Agreement, including the Letter of Intent, as amended or extended to the date hereof. There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof except as provided in this Agreement.

12.17 Waiver

No waiver of any default, breach or non-compliance under this Agreement will be effective unless in writing and signed by the Party to be bound by the waiver. No waiver will be inferred from or implied by any failure to act or delay in acting by a Party in respect of any default, breach or non-observance or by anything done or omitted to be done by the other Parties. The waiver by a Party of any default, breach or non- compliance under this Agreement will not operate as a waiver of that Party's rights under this Agreement in respect of any continuing or subsequent default, breach or non-observance (whether of the same or any other nature).

12.18 Amendments

No modification or amendment to this Agreement may be made unless agreed to by the Parties in writing.

12.19 Severability

If any arbitrator or court of competent jurisdiction determines any provision of this Agreement or portion thereof to be illegal, invalid or unenforceable that provision or portion thereof will be severed from this Agreement without affecting the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

12.20 Independent Advice

The Parties acknowledge and confirm that they have been independently advised by legal counsel and tax advisors in respect of the provisions of this Agreement prior to executing the Agreement, and that they have negotiated the provisions hereof with equal bargaining power.

12.21 Non-Merger

Except as otherwise expressly provided in this Agreement, the covenants, representations and warranties and other provisions contained in this Agreement will not merge on but will survive Closing. Closing will not prejudice any right of one Party against any other Party in respect of anything done or omitted under this Agreement or in respect of any right to damages or other remedies.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have duly executed this Agreement as of the day and year first written above.

RUBY HOLLOW LLC

Per:	signed "Geoff Stanley"
Name: Geoff Stanley Title: Manager

EMERALD HOLLOW LLC

Per:	signed "Geoff Stanley"
Name: Geoff Stanley Title: Manag

OSISKO DEVELOPMENT CORP.

Per:	signed "Sean Roosen"
Name: Sean Roosen Title: Chair and Chief Executive Officer

Per:	signed "Alexander Dann"
Name: Alexander Dann Title: CFO & VP Finance

OSISKO UTAH LLC

Per:	signed "Sean Roosen"
Name: Sean Roosen Title: Authorized Signatory

Per:	signed "Alexander Dann"
Name: Alexander Dann Title: Authorized Signatory

SCHEDULE 1.1A

LIME PEAK QUARRY PROPERTY

The Lime Peak Property includes the following described patented mining claims in Utah County, Utah:

NAME	SURVEY NUMBER	TOWNSHIP	RANGE	A Portion of SECTION(S)	MINING DISTRICT
Good Luck	6402	T10S	R2W	4,5,8,9	Tintic
Limestone	6402	T10S	R2W	4,9	Tintic
Bend	6402	T10S	R2W	4,5	Tintic
Fraction	6402	T10S	R2W	4	Tintic
Fraction No. 1	6402	T10S	R2W	4	Tintic
Hill Side	6402	T10S	R2W	4	Tintic
Summit No. 4	6402	T10S	R2W	4,5	Tintic
Summit No. 5	6402	T10S	R2W	4	Tintic
Summit No. 6	6402	T10S	R2W	4	Tintic
S.S.	6402	T10S	R2W	4	Tintic
Rosie	4126	T10S	R2W	4,9	Tintic
Golden Eagle	4126	T10S	R2W	4,9	Tintic
Eagle Lode Mining Claim No. 1	4126	T10S	R2W	4,9	Tintic
Bend No. 1	6430	T10S	R2W	5	Tintic
Tunnel Site	4126	T10S	R2W	4	Tintic

 SCHEDULE 1.1B

TCM RETAINED SURFACE RIGHTS

The TCM Retained Surface Rights is depicted in the following map and includes the patented mining claims described below in Utah County, Utah:

[…***…]9

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TRIXIE CLAIMS

NAME	SURVEY NO.	PATENT NO.	TOWNSHIP	RANGE	A Portion of SECTIONS
Cameo #27	6766	1006490	T10S	R2W	28: NE¼
Cedar	6574	959091	T10S	R2W	28: NE¼
Cedar No. 1	6574	959091	T10S	R2W	28: NE¼
Cedar No. 4	6737	993922	T10S	R2W	28: NE¼
East Point #5	6091	397059	T10S	R2W	21: SE¼
Rose	7138	1108693	T10S	R2W	21: SE¼ 28: NE¼
Sally	7141	1110883	T10S	R2W	27: NW¼ 28: NE¼
Trixy	6073	214588	T10S	R2W	27: NW¼ 28: NE¼
TRUMP	6073	214588	T10S	R2W	28: NW¼
Vern No. 1	6456	925953	T10S	R2W	21: SE¼ 28: NE¼
Vern No. 2	6456	925953	T10S	R2W	21: SE¼ 28: NE¼
White Rose No. Four	6766	1006490	T10S	R2W	27: NW¼ 28: NE¼
White Rose No. 5 Amended	6766	1006490	T10S	R2W	21: SE¼
White Rose No. Six	6766	1006490	T10S	R2W	21: SE¼ 28: NE¼
White Rose No. Seven	6766	1006490	T10S	R2W	21: SE¼

BURGIN CLAIMS

NAME	SURVEY NO.	PATENT NO.	TOWNSHIP	RANGE	A Portion of SECTIONS
Christmas	6560	915159	T10S	R2W	15: SE¼ 22: NE¼
Christmas No. 1	6560	915159	T10S	R2W	15: SE¼ 22: NE¼
Detective No. 5	6560	915159	T10S	R2W	15: SE¼
Detective No. 7	6560	915159	T10S	R2W	15: SE¼
Sunny Side No. 1	6560	915159	T10S	R2W	15: SE¼ 22: NE¼
Climax #1	6784	1038307	T10S	R2W	15: SE¼ 22: NE¼
Climax #2	6784	1038307	T10S	R2W	15: SE¼
Eastern No. 2	6784	1038307	T10S	R2W	15: SE¼
Eastern No. 3	6784	1038307	T10S	R2W	14: NW¼ 15: SE¼ 22: NE¼
Eastern No. 4	6784	1038307	T10S	R2W	14: NW¼, SW¼
Eastern #7	6784	1038307	T10S	R2W	14: NW¼, SW¼

Eastern #8	6784	1038307	T10S	R2W	14: NW¼
Eastern #9	6784	1038307	T10S	R2W	11: SW¼ 14: NW¼
Eastern #10	6784	1038307	T10S	R2W	14: NW¼
Eastern #11	6784	1038307	T10S	R2W	11: SW¼ 14: NW¼
Eastern #12	6785	1041582	T10S	R2W	14: NW¼
Eastern #13	6785	1041582	T10S	R2W	11: SW¼ 14: NW¼
Eastern #14	6785	1041582	T10S	R2W	11: SW¼ 14: NW¼
Eastern #15	6785	1041582	T10S	R2W	14: NW¼
Eastern #17	6785	1041582	T10S	R2W	14: NW¼
Inez No. 3	6801	1042410	T10S	R2W	14: NW¼, SW¼
Wonderer Amended	6466	971242	T10S	R2W	15: SE¼
Wonderer Amended	6466	971242	T10S	R2W	15: SE¼
Wonderer Amended	6466	971242	T10S	R2W	15: SE¼
Zenith 1	6752	945099	T10S	R2W	14: NW¼, SW¼ 22: NE¼
Zenith 19	6752	945099	T10S	R2W	14: NW¼ 22: NE¼

 SCHEDULE 1.1C

WATER RIGHTS

The Water Rights include the following described water rights according to the records of the Utah Division of Water Rights:

[…***…]10

Together with all other water rights appurtenant to the TCM Transfer Surface Rights or TCM Retained Surface Rights.

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10 Competitive Information - Commercially Sensitive Terms.